InterOil Corporation Annual Information Form For the Year Ended December 31, 2009 March 1, 2010

TABLE OF CONTENTS

TABLE OF CONTENTS	1
PRELIMINARY NOTES	2
GENERAL	2
NON-GAAP MEASURES AND RECONCILIATION	2
LEGAL NOTICE – FORWARD-LOOKING STATEMENTS	2
ABBREVIATIONS AND EQUIVALENCIES	4
CONVERSION	5
GLOSSARY OF TERMS	5
CORPORATE STRUCTURE	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
BUSINESS STRATEGY	14
DESCRIPTION OF OUR BUSINESS	15
UPSTREAM - EXPLORATION AND PRODUCTION	15
MIDSTREAM - REFINING	18
MIDSTREAM - LIQUEFACTION	21
DOWNSTREAM - WHOLESALE AND RETAIL DISTRIBUTION	22
RESOURCES	23
THE ENVIRONMENT AND COMMUNITY RELATIONS	25
RISK FACTORS	26
DIVIDENDS	36
DESCRIPTION OF CAPITAL STRUCTURE	36
MARKET FOR SECURITIES	38
DIRECTORS AND EXECUTIVE OFFICERS	39
AUDIT COMMITTEE	42
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	43
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
MATERIAL CONTRACTS	44
TRANSFER AGENT AND REGISTRAR	47
INTERESTS OF EXPERTS	48
ADDITIONAL INFORMATION	48
Schedule A – Report of Management and Directors on Oil and Gas Disclosure	49
Schedule B – Report on Reserves Data by Independent Qualified Reserves Evaluator	50
Schedule C – Audit Committee Charter	52

Annual Information Form   INTEROIL CORPORATION     1

PRELIMINARY NOTES

GENERAL

This Annual Information Form (“AIF”) has been prepared by InterOil Corporation for the year ended December 31, 2009.  It should be read in conjunction with InterOil’s audited consolidated financial statements and notes for the year ended December 31, 2009 and Management’s Discussion and Analysis for the year ended December 31, 2009 (“2009 MDA”), copies of which may be obtained online from SEDAR at www.sedar.com.

In this AIF, references to “we”, “us”, “our”, “the Company”, “the Corporation” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.

All dollar amounts are stated in United States dollars unless otherwise specified.

Information presented in this AIF is as of December 31, 2009 unless otherwise specified.

Certain information, not being within our knowledge, has been furnished by our directors and executive officers.  Such information includes information as to common shares in the Company beneficially owned by them, their places of residence and principal occupations, both present and historical, and potential conflicts of interest.

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure derived from ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.

Earnings before interest, taxes, depreciation and amortization,(“EBITDA”), represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  We use EBITDA to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian GAAP.  Further, EBITDA is not a measure of cash flow under Canadian GAAP and should not be considered as such.

For reconciliation of these non-GAAP measures to measures under GAAP, refer to the heading “Non-GAAP Measures and Reconciliation” in our 2009 MD&A.

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this AIF are forward-looking statements.  Forward-looking statements include, without limitation; plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of an LNG plant and condensate stripping facility in Papua New Guinea; the development of such LNG plant and stripping facility; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; the potential discovery of any commercial quantities of oil; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

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•	our ability to finance the development of an LNG and condensate stripping facility;

•	the uncertainty in our ability to attract capital;

•	the uncertainty associated with the regulated prices at which our products may be sold;

•	the inherent uncertainty of oil and gas exploration activities;

•	potential effects from oil and gas price declines ;

•	the availability of crude feedstock at economic rates;

•	our ability to timely construct and commission our LNG and condensate stripping facility;

•	difficulties with the recruitment and retention of qualified personnel;

•	losses from our hedging activities;

•	fluctuations in currency exchange rates;

•	the uncertainty of success in pending lawsuits and other proceedings;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to meet maturing indebtedness;

•	stock price volatility;

•	landowner claims and disruption;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	the impact of competition;

•	the margins for our products;

•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;

•	exposure to certain uninsured risks stemming from our operations;

•	contractual defaults.

•	payments from exploration partners;

•	interest rate risk;

•	weather conditions and unforeseen operating hazards;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	the impact of our current debt on our ability to obtain further financing;

•	the adverse effects from importation of competing products contrary to our legal rights; and

•	law enforcement difficulties.

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Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities.  Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in this AIF.

Furthermore, the forward-looking information contained in this AIF is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or to revise any of this forward-looking information.  The forward-looking information contained in this report is expressly qualified by this cautionary statement.

ABBREVIATIONS AND EQUIVALENCIES

Abbreviations
Crude Oil and Natural Gas Liquids		Natural Gas
bbl	one barrel equalling 34.972 Imperial gallons or 42 U.S. gallons	btu	British Thermal Units
bblpd	barrels per day	mscf	thousand standard cubic feet
boe(1)	barrels of oil equivalent	mscfpd	thousand standard cubic feet per day
boepd	barrels of oil equivalent per day	mmbtu	million British Thermal Units
mboe	thousand barrels of oil equivalent	mmbtupd	million British Thermal Units per day
mbbl	thousand barrels	mmscf	million standard cubic feet
mmbbls	million barrels	mmscfpd	million standard cubic feet per day
mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate crude oil delivered at Cushing, Oklahoma	scfpd	standard cubic feet per day
bscf	billion standard cubic feet	tcf	trillion standard cubic feet
		psi	pounds per square inch

Note:
(1)
All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Boe's may be misleading, particularly if used in isolation.  A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.317
cubic metres	cubic feet	35.315
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

GLOSSARY OF TERMS

“AIF” means this Annual Information Form for the year ended December 31, 2009.

“API” means the American Petroleum Institute.

“Barrel, Bbl” (petroleum) Unit volume measurement used for petroleum and its products.

“BNP Paribas” BNP Paribas Capital (Singapore) Limited.

“Board”  means the board of directors of InterOil

“BP” BP Singapore Pte Limited.

“COGE Handbook” refers to the Canadian Oil and Gas Evaluation Handbook.

“Condensate” A component of natural gas which is a liquid at surface conditions.

“Crack spread” The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products.  These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

“Crude Oil” A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature.  Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

“Debentures” means the 8% subordinated convertible debentures of InterOil due May 9, 2013.

“EBITDA” EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is a non-GAAP measure used to analyze operating performance.  See “Non-GAAP Measures and Reconciliation”.

“Farm out”  A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions.  Farm out agreements often stipulate that a party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest.  The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses

“FEED” Front end engineering and design.

“Feedstock” Raw material used in a processing plant.

“FID” Final investment decision.

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“GAAP” Generally accepted accounting principles.

“Gas” means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions.  Natural gas may contain sulfur or other non-hydrocarbon compounds.

“Gross reserves” refers to InterOil's working interest reserves before the deduction of royalties and before including any royalty interests.

“Gross wells” refers to the total number of wells in which we have an interest.

“ICCC” means Independent Consumer and Competition Commission in Papua New Guinea.

“IPI holders” means investors holding IPWIs in certain exploration wells required to be drilled pursuant to the Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005.

“IPF” means InterOil power fuel.   InterOil’s marketing name for low sulfur waxy residue oil or LSWR.

“IPP” means import parity price.  For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts.  The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

“IPWI” means indirect participation working interest.

“Joint Venture Company” or "PNG LNG" means PNG LNG, Inc., a joint venture company established in 2007 by InterOil LNG Holdings Inc., an affiliate of InterOil, MLPLC and Pac LNG to construct the proposed LNG plant.  Under an agreement reached in February 2009, MLPLC no longer holds any interest in PNG LNG. (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009)

“LNG” means liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

“LNG Project” means the potential development by us of an LNG processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG through the Joint Venture Company.

“LPG”  Liquefied petroleum gas, typically ethane, propane, butane and isobutane.  Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids.  LPG can also occur naturally as a condensate.

“LSWR” means low sulfur waxy residual fuel oil.

“Mark-to-market” refers to the accounting standards of assigning a value to a position held in a financial instrument based on the current fair market price for the instrument or similar instruments.

“MLPLC” Merrill Lynch PNG LNG Corp., a company organized under the laws of the Cayman Islands and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Inc. and Merrill Lynch & Co.

“Naphtha” That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

“Natural gas” means a naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

 “NGL” means natural gas liquids, consisting of any one or more of propane, butane and condensate.

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“Net wells” refers to the aggregate of the numbers obtained by multiplying each gross well by our percentage working interest in that well.

“NI 51-101” refers to National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities adopted by the Canadian Securities Administrators.

“NI 52-110” refers to National Instrument 52-110 - Audit Committees adopted by the Canadian Securities Administrators.

“OPIC” means Overseas Private Investment Corporation, an agency of the United States Government.

“Pac LNG” Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G.

“PDL” means Petroleum Development License.  The right granted by the State to develop a field for commercial production.

“Petromin” means Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea and mandated by the State to invest in resource projects on its behalf.

“PGK” means the Kina, currency of Papua New Guinea.

“PNGDV” means PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003.  (See “Description of our Business – Upstream - Exploration and Production – Participation  Agreements”, “Material Contracts – Drilling Participation Agreement dated July 21, 2003”).

“PPL” means Petroleum Prospecting License.  The tenement given by the State to explore for oil and gas.

“PRL” means Petroleum Retention License.  The tenement given by the State to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

“Royalties” refers to royalties paid to others.  The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula.

“Shut-in” refers to wells that are capable of producing oil or natural gas which are not producing due to lack of available transportation facilities, available markets or other reasons.

“State” or “PNG” means the Independent State of Papua New Guinea.

“Sweet/sour crude” Sweetness describes the degree of a given crude's sulfur content.  Sour crudes are high in sulfur, sweet crudes are low.

“Working interest” means the percentage of undivided interest held by InterOil in an oil and natural gas property.

“YBCA” means the Business Corporations Act (Yukon Territory).

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CORPORATE STRUCTURE

Name, Address and Incorporation

InterOil Corporation is a Yukon Territory corporation, continued under that Territory’s YBCA on August 24, 2007.  In November 2007, InterOil amended its articles to authorize 1,035,554 Series A Preferred Shares.

Our registered office	Our corporate office	Our corporate office
In Canada is located at:	in Australia is located at:	in Papua New Guinea is located at:

Suite 300,204 Black Street Whitehorse, Yukon Y1A 2M9	Level 1, 60-92 Cook Street, Portsmith, Queensland 4870	Level 6 Defens Haus Cnr Champion Parade and Hunter Street, Port Moresby

Copies of the Company’s current articles and by-laws are available on SEDAR at www.sedar.com.

Inter-corporate Relationships

Inter-corporate relationships with and among all of our subsidiaries are set out in the diagram below.

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GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

InterOil is developing a fully integrated energy company operating in Papua New Guinea and its surrounding Southwest Pacific region.  The following is a summary of significant events in the development of InterOil’s businesses and corporate activities over the past three years.

Upstream – Exploration and Production

Over the past three years, our upstream business segment has focused on the drilling program in what we refer to as the Elk and Antelope fields in Papua New Guinea.  This has led to natural gas and natural gas liquids discoveries in those fields. We continue to evaluate the size and structure of the Elk and Antelope fields by drilling additional appraisal wells.  Our ability to commercialize these discoveries will depend, in part, on the results of these appraisal wells.  In addition, there is no market for natural gas in PNG, so our ability to sell natural gas production from our discoveries will depend upon the development of a liquefied natural gas facility in PNG.  This project will require substantial amounts of financing and will take a number of years to complete. As discussed below, we are evaluating the construction of both a liquefied natural gas facility near our refinery in PNG and a condensate stripping facility within the Elk and Antelope fields.  No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

We spudded the Elk-2 well in February 2007.  The Elk-2 well was the first appraisal well to help delineate the extent of the Elk structure.  Elk-2 was drilled to a depth of 3,329 metres but did not flow gas at commercial rates having penetrated the reservoir below the gas-water contact.

During 2007, a seismic program was conducted with 12 lines totaling 230 kilometres acquired.  Of this, 44 kilometres related to PPL 237, with the remaining 186 kilometres over PPL 238.  Final processing of the 12 lines of Elk appraisal seismic was completed in December 2007.

The Elk 4/4A well was spudded in November 2007.  On May 1, 2008, while drilling at 7,402 feet (2,256 metres) the well experienced a gas kick, which resulted in a flow of natural gas and natural gas liquids to the surface and a discovery in the Antelope structure.  The well was completed with 4½ inch tubing as a potential producer and completion work ended on August 31, 2008.  On September 4, 2008, the well recorded a short term gas flow rate of 105 mmscfpd.

In June, 2008, we accepted an offer of $6.5 million from Horizon Oil Limited to purchase our working interests in PRL 4 and PRL 5.  The decision was made to allow us to focus our resources on the Elk and Antelope fields and PPL’s 236, 237 and 238.  A right of first refusal to purchase hydrocarbon condensates from these licenses was retained.

On October 30, 2008, Petromin entered into an agreement with us to take a direct interest in the Elk/ Antelope field and fund 20.5% of the costs of its development if certain conditions are met (see “Material Contracts – Investment Agreement dated October 30, 2008”) The State’s right to invest arises under legislation and is exercisable upon issuance of the PDL, which has not yet occurred.  On grant of a PDL, Petromin has agreed to pay us 20.5% of all other sunk costs incurred by InterOil prior to entering into the agreement.  Until the PDL is granted, any payment made by Petromin is to be separately held in a liability account in accordance with the provisions of the agreement.  Once the PDL is granted, the conveyance of this interest to the State is able to be formalized, and we are obliged to distribute the proceeds received from Petromin between the existing interest holders (InterOil, IPI holders and PNGDV) on a pro-rata basis based on the interest surrendered by each to the State.  The State may also elect to participate in a further 2.0% working interest on behalf of the landowners of the licensed areas.

On October 15, 2008, the Antelope 1 well was spudded.  On December 31, 2008, gas was encountered at 1,748 metres in a limestone/dolomite reservoir which flowed to surface.  The well was drilled to 2,370 metres on January 7, 2009 and was logged indicating a homogenous gross reservoir of 611 metres and net reservoir of 550 metres.  Average porosity over the 550 metres was 8.4% with some dolomite zones displaying over 20% porosity which may be indicative of a reef.  Drill Stem Test (“DST”) 1 flowed 13.1 mmscfpd. Drilling continued to 2,710 metres and the well was logged. Subsequent drill stem tests 3 and 6 were performed (DST’s 2, 4 and 5 were mechanically unsuccessful).   The well was then completed with 7 inch tubing and flow tested at 382 mmscfpd. After plugging back to 2,355 metres, a sidetrack was commenced with the objective to drill ahead in order to re-test an interval suspected to include a gas/oil or gas/water contact. At 2,416 metres drilling was suspended and testing operations commenced. DST 8 was conducted within the interval from 2,380 metres and 2,416 metres recovered oil and oil emulsion (approximately 44 API gravity).  Flow information from the sidetrack was considered unreliable as a result of the sidetrack’s close proximity to the original wellbore.  A second sidetrack was commenced in an attempt to deviate far enough from the original wellbore and sidetrack 1 to obtain more reliable information. Further DST’s were then conducted with DST 12 (which tested an interval from 2,347 metres to 2,402 metres) recovering gas and condensate. DST 14 (which tested an interval from 2,420 metres to 2,452 metres) recovered gas and condensate. In both cases the water recovered was measured as drilling fluid and not formation water.  The Antelope-1 side track was completed with 2 7/8 inch tubing and the well was made ready for future production and/or long term flow testing.

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On July 27, 2009, the Antelope 2 well, located approximately 4 kilometers south of Antelope 1 and within the boundaries of PPL237 was spudded. After drilling to 1,832 metres, a 9 5/8 inch liner was set at the top of the limestone section.  The well was drilled to 2,260 metres and temporarily completed with 7” tubing and a high rate flow test to confirm deliverability was performed in early December 2009. This flow test recorded a maximum flow rate of 705 mmcfd including 11,200 bbls of condensate per day.  Subsequent to this flow test, the 7inch tubing was removed and a 7inch liner was run.  A 6 ¼ inch hole was then drilled to 2325 metres and DST 2 was performed.  This DST confirmed gas and condensate with a stabilized condensate to gas ratio (“CGR”) of over 20Bbl/MMcf.  The well was then drilled to 2,365 metres and DST 3 was carried out over the interval 2,320 metres to 2,365 metres.  The result of DST 3 along with the data acquired during the logging operations helped us to establish the hydrocarbon water contact in the reservoir at approximately 2,224 metres.  The well is currently being sidetracked to drill a horizontal section in the pay interval of the lower part of the reservoir.

In September 2009, a 100 kilometer 2D seismic program to appraise the Antelope field was commenced and recording of seismic data is continuing.

During the third quarter of 2009, Pac LNG (which company holds voting and economic interests in the Joint Venture Company pursuing the LNG Project) acquired a 2.5% direct working interest in gas and condensate in the Elk and Antelope fields.  The interest was acquired in furtherance of an option granted to it in 2007 and in exchange for $25 million, together with payment of certain historical exploration costs and the transfer to InterOil of 2.5% of Pacific LNG’s economic interest in the Joint Venture Company.

On December 15, 2009, we completed the second stage of an exchange of certain indirect participation interests held by a number of IPI holders under the Amended and Restated Indirect Participation Agreement dated February 2005 (the “IPI Agreement” – see ‘Material Contracts’) for a number of our common shares. Pursuant to this exchange, we acquired each IPI holder’s relevant pro rata right, title and interest in, to and under the IPI Agreement and in any future discoveries.  The participation interests acquired totaled 4.8364% of the Elk and Antelope fields, and of the four exploration wells still to be drilled under the IPI Agreement.  In exchange for these interests, InterOil issued 1,344,710 common shares to those investors having an aggregate value of US$62.9 million when issued.

In December 2009, we agreed on terms to divest our 15% non-operated interest in PPL 244, an offshore block in the Gulf of Papua in exchange for $2.0 million.  The decision was made to allow us to focus our resources on the Elk and Antelope fields and PPL’s 236, 237 and 238.  We are currently seeking approval from the State to allow this divestment to be finalized.

During 2009, we continued efforts to commercialize the Elk and Antelope fields. The commercialization of any resource discovered in the Elk and Antelope fields remains uncertain.  We are evaluating the feasibility of a condensate stripping facility which would extract condensate from the resource ahead of a planned LNG Plant.  If feasible, such a facility would not commence operations prior to 2012.  The discovery is located in an area requiring construction of a pipeline and a gas liquefaction facility in order to process any gas extracted, which we would not expect to be operational prior to 2015.  We are also undertaking a continuing process exploring the sale of a portion of the ownership in the proposed LNG Project and the Elk and Antelope fields to industry investors with a view to assisting us to pursue the LNG Project.

Due to the substantial expected infrastructure capital requirements, additional wells are required to develop sufficient condensate and/or natural gas resources to feed a condensate stripping and/or LNG facility.  Only once economic and technical uncertainties have been resolved, will InterOil (and any strategic investors) be in a position to make a Financial Investment Decision (“FID”) to proceed with the construction of the necessary condensate stripping and/or LNG plant infrastructure.  No assurances can be given that we will be able to successfully construct such facilities, or as to the timing of such construction.

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In order to progress the development and commercialization of the Elk and Antelope fields, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline rights of way.  An application for a PRL in respect of the Elk and Antelope fields was submitted in August 2009 for an area on PPL 238 totaling 105,445 acres (42,178 hectares).  Grant of the PRL would allow us to evaluate the technical and commercial feasibility of condensate and/or gas production from the Elk and Antelope fields.

Midstream – Refining segment

Beginning in November 2007, the basis of calculating the IPP at which products from our refinery may be sold domestically in PNG was revised to more closely mirror changes in the costs of crude feedstock than the previous pricing formula.  The IPP formula was modified by changing the benchmark price for each refined product from ‘Singapore Posted Prices’, which was no longer being updated, to “Mean of Platts Singapore” (‘MOPS’), which is the benchmark price for refined products in the Asia Pacific region.  Minor additional adjustments to this interim formula were made in June 2008. Finalisation of the IPP formula and replacement of it in our Project Agreement with the State (See “Material Contracts – Project Agreement”) remains subject to further review and agreement.  The outcome of the review is uncertain.  (See “Risk Factors”).

During 2008, further improvements were made to the refinery such that its operational capacity was expanded from its nameplate 32,500 bblspd to 36,500 bblspd.

During 2009, our total throughput per day (excluding shut down days) was 21,155 bbls per operating day versus 22,034 bbl per operating day in 2008, and 19,713 bbls per operating day in 2007.  The total number of barrels processed into product at our refinery for 2009 was 5.72 million as compared with 5.67 million for 2008, and 5.57 million in 2007.  2008 marked the first time that we achieved a net income from our refining operations for the year, with such profitability also occurring in 2009.

Midstream – Liquefaction segment

In May 2006, we entered into a memorandum of understanding with the State for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and Pac LNG.   The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery.

On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc., a subsidiary of InterOil, Pac LNG., Merrill Lynch Commodities (Europe) Limited and the Joint Venture Company for the development of a gas liquefaction facility and associated infrastructure referred to as the LNG Project.  The LNG Project is targeting a facility that will produce up to nine million tons per annum of LNG and condensates.  The infrastructure contemplated includes a condensate storage and handling facility, a gas pipeline from the Elk and Antelope fields, as well as sourced suppliers of gas, and LNG storage and handling.  The LNG facility would be designed to interface with our existing refining facilities.

In 2008, certain disputes arose among Merrill Lynch and the other partners to the LNG Project, including InterOil. In February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pac LNG acquired Merrill Lynch Commodities (Europe) Limited’s  interests in the Joint Venture Company.  InterOil ultimately issued 499,834 common shares valued at $11.25 million for its share of the consideration payable to Merrill Lynch in relation to the settlement.  As a result of this transaction, Merrill Lynch has not retained any ownership in the LNG Project or in the Joint Venture Company.  (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009”).

In March 2008, Bechtel was retained to undertake the FEED and engineering, procurement and contracting work for the proposed LNG facility.

In 2009, technology supporting work in advance of potential FEED was completed by Bechtel and InterOil.  This work included initial Environment Impact Statement (EIS) development, review of alternate onshore and offshore pipeline routes, preliminary sizing of the pipeline and associated compression.

On December 23, 2009, the LNG Project Agreement between the State and Liquid Niugini Gas Ltd (a wholly owned subsidiary of the Joint Venture Company incorporated under the laws of PNG) was executed.  The agreement contains provisions for development of the LNG Project, along with pipeline infrastructure to deliver gas from InterOil’s Elk and Antelope fields, established the fiscal and taxation regime to be applied to the LNG Project for a twenty year period and provided for the acquisition by the State, through its nominee Petromin, of an interest totaling up to 20.5% of the equity in the LNG Project.  A further 2% ownership stake is expected to be assumed by directly affected landowners.  The obligations under the agreement are contingent upon the finalization of certain additional agreements, the LNG Project obtaining certain approvals and authorizations, obtaining leases over required land, passage of enabling legislation and a FID.

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We are also undertaking a continuing process to explore the sale of a portion of the ownership in the proposed LNG Project and the Elk and Antelope fields to industry investors with a view to assisting us to finance and pursue the project.

Downstream – Wholesale and Retail Distribution

During 2007, we acquired three additional aviation fuelling depots in Papua New Guinea.  During 2007 and 2008, we conducted a terminal and depot asset rationalization and refurbishment program.

In keeping with our retail network strategy plan, during 2009 we acquired two additional retail sites and entered into a head lease for an additional site.

In 2009, we entered into our first direct chartering shipping arrangement with the owner of a fuel transport vessel which will result in us being able to direct vessel movements rather than co-ordinate shipping with other distributors.

In June 2009, Papua New Guinea’s competition authority, the Independent Consumer & Competition Commission (ICCC), commenced a review into the pricing arrangements for petroleum products in PNG.  The last such review was undertaken during 2004 and pricing regulations established as a result of that were due to expire on December 31, 2009. The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  We have provided detailed submissions to the ICCC.  The ICCC has recently advised that its final report will be issued in March 2010. It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business.  Such a decision, if made, may negatively affect our downstream business and require a review of its operations. (See “Risk Factors”).  The existing pricing regulations have been carried over subsequent to December 31, pending this decision.

During 2009 we negotiated an agreement with Airlines of PNG, PNG’s second largest airline, to supply their aviation fuel requirements.

As of December 31, 2009, we provided petroleum products to 56 retail service stations with 43 operating under the InterOil brand name and the remaining 13 operating under their own independent brand.  Of the 56 service stations that we supply, 17 are either owned by or head leased to us with a sublease to company-approved operators.  The remaining 39 service stations are independently owned and operated.  We supply products to each of these service stations pursuant to distribution supply agreements.  We also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

Financing

In 2007, InterOil undertook the following financing transactions:

•
In July 2007, we entered into the LNG Project Shareholders Agreement (see “Material Contracts – LNG Project Shareholders Agreement dated July 30, 2007”) which had the effect of freezing the interest rate on the now retired $130.0 million secured credit bridging facility provided by Pac LNG and MLPLC and entered into in May 2006, at 4% for the life of that loan.

•
In November and December 2007, we undertook a private placement of 1,078,514 common shares with institutional investors at an issue price of $23.18 per share and received net proceeds of $23.5 million.

•
In November 2007, we issued 517,777 series A preferred shares at an issue price of $28.97.  We received net proceeds of $14.3 million.  In July and August 2008, all $15.0 million series A preferred shares issued in November 2007 were converted into 517,777 common shares.

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•
In December 2007, we amended our OPIC loan agreement (see “Material Contracts - OPIC Loan Agreement”) in order to defer two installments of $4.5 million, each due on December 31, 2007, to be repaid by January 31, 2008 and February 29, 2008 respectively.

In 2008, InterOil undertook the following financing transactions:

•
In February 2008, payment of the two installments of $4.5 million to OPIC, originally deferred in 2007 was deferred further until the end of the OPIC loan period.  They are now due to be repaid by June 30, 2015 and December 31, 2015, respectively.

•
In May 2008, we converted $60.0 million of the expiring $130.0 million bridging facility into common shares.  The balance of $70.0 million of this facility was repaid on May 12, 2008 with funds raised from the issuance of $95.0 million principal amount of Debentures.  In July and August 2008, $15.0 million worth of the $95.0 million principal amount of Debentures were converted into 600,000 common shares.  In November 2008, an additional $1.0 million of the $95.0 million Debentures was converted into 41,000 common shares.

•
In May 2008, we entered into short and long term hedges which helped us to manage the risk that we would pay a high price for crude feedstock and, because of volatility in crude oil prices, be faced with a low margin on refined products.  These hedges resulted in $27.8 million profit during the year 2008, with a further $18.2 million of hedging gains which were settled during 2009.

•
In August 2008, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission, to provide financial flexibility for the future and issue, from time to time until expiry of the prospectus in September 2010, up to a total of $200.0 million of debt securities, common shares, preferred shares and/or warrants in one or more offerings.  A portion of this amount was used during 2009.

•
We fund our working capital requirements for the refinery by means of a facility provided by BNP Paribas.  This facility is subject to an annual review.  (See “Material Contracts – Secured Revolving Crude Import Facility”)  In 2008, the facility limit was increased by $20.0 million to $190.0 million to accommodate higher crude prices and resulting increases in working capital requirements.

•
In October 2008, we secured a Papua New Guinea 150.0 million Kina (approximately $55.5 million) combined revolving working capital facility for our wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The facilities are secured by the capital assets of the downstream business. The Westpac facility has an initial term of three years and is due for renewal in August 2011.  The BSP facility is renewable annually. As at December 31, 2009 we had drawn $7.8 million of the combined facility

In 2009, InterOil undertook the following financing transactions:

•	During May and June 2009, the remaining outstanding Debentures (being $79.0 million principal amount) were converted into 3,159,000 common shares.

•
On June 8, 2009, we completed a registered direct stock offering under the base shelf prospectus filed in August 2008 of 2,013,815 common shares to a number of institutional investors at a purchase price of $34.98 per share, raising gross proceeds of $70.4 million.

•
In August 2009, 302,305 of the 337,252 warrants then outstanding were exercised and converted into common shares at an exercise price of $21.91.  All remaining unexercised warrants lapsed on August 27, 2009 in accordance with their terms.

•	Our working capital facility with BNP Paribas was renewed for the existing limit amount of $190 million for a period of 15 months expiring at the end of December 2010.

•
In October 2009, we renewed our revolving working capital facility with Bank of South Pacific Limited.  The existing facility had a facility limit of 70.0 million Kina (approximately $25.9 million). However, on renewal, the facility limit was reduced to 50.0 million Kina (approximately $18.5 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  No changes were made to this facility.  The total combined facility limit was reduced to 130.0 million Kina (approximately $48.1 million).  The BSP facility is renewable annually and is next due for renewal in October 2010.

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Management Team

During 2007, 2008 and 2009, InterOil’s Board and senior management changed as follows:

•	On June 12, 2007, Mr. Mark Laurie was appointed as General Counsel and Corporate Secretary.

•	On October 14, 2008, Mr. Donald Hansen resigned from the Board.

•	On November 26, 2008, Mr. Roger. Lewis was appointed as an independent director and also agreed to serve as a member of each of the Audit, Compensation and Nominating and Governance committees.

•	In January 2009, Mr Anthony Poon resigned as General Manager of Supply, Trading & Risk Management.

BUSINESS STRATEGY

InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates.  A significant element of that strategy is to establish and develop gas reserves and an LNG facility in Papua New Guinea and export the LNG.  InterOil is aiming to pursue this strategy by:

Developing our position as a prudent and responsible business operator

•	Build on 15 years of engagement in Papua New Guinea

•	Maintain sound health, safety and security record

•	Continue developing good relationships with government, partners and stakeholders

•	Remain a significant employer in Papua New Guinea

Enhancing the existing refining and distribution business

•	Continue growth in profitable market share in the region

•	Look for added value in refining production, and improved economies of scale

•	Explore improved transport efficiencies and economics

Maximizing the value of our exploration assets

•	Seek possible early cash flows from condensate production

•	Establish gas volumes sufficient to underpin the LNG Project

•	Introduce strategic investors through the sale of partial interests in the Elk and Antelope fields, the LNG Project and associated LNG off-take to accelerate exploration and development activities.

Building an export gas liquefaction business in Papua New Guinea

•	Select and contract with strategic partners

•	Establish LNG Project’s commercial viability and structure

•	Seek licences, enabling legislation and approvals required for the LNG Project from the State.

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Positioning for long term success

•	Accelerate exploration activity to extract full value from exploration licenses

•	Undertake seismic work to identify additional exploration opportunities

DESCRIPTION OF OUR BUSINESS

Overview

Our operations are organized into four major business segments:

Segments	Operations

Upstream
Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries. Current commercialisation of the Elk and Antelope fields includes the development of a condensate stripping and recycling facility and development of gas production facilities for liquefied natural gas.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for spot export.
Liquefaction - Developing an onshore and/or offshore LNG processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis.

As of December 31, 2009, we had 680 full-time employees in all segments, with 114 in upstream, 121 in midstream, 368 in downstream and 77 in corporate.  Our work force is not unionized.

UPSTREAM - EXPLORATION AND PRODUCTION

Description of Properties

As at December 31, 2009 we had interests in four PPLs in Papua New Guinea covering approximately 4.7 million gross acres, of which approximately 4.1 million net acres were operated by InterOil.  PPL’s 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby.  All of our licenses are located onshore in Papua New Guinea, except for PPL 244 which is offshore in the Gulf of Papua.

The following table summarizes our interests and the details of exploration wells that have been drilled on acreage currently held by InterOil as at December 31, 2009:

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License	Location	Operator	InterOil Current Working Interest [1]	Acreage Gross	Acreage Net
PPL 236	Onshore	InterOil	100.00%	1,122,224	1,122,224
PPL 237	Onshore	InterOil	100.00%	809,267	809,267
PPL 238	Onshore	InterOil	100.00%	2,084,326	2,084,326
PPL 244	Offshore	Talisman	15.00%	675,400	101,310
Total				4,691,217	4,117,127
1 See Petroleum License Details – Net Working Interest on PPL 236, PPL 237 and PPL 238

Operated License Commitments, Terms, Expiry and Re-Application

The primary six year terms of our operated exploration licenses expired in March 2009.  Under the relevant legislation in Papua New Guinea, a licensee is permitted to apply for a second exploration term for a further five year period, but is required to relinquish 50% of the acreage granted under the primary term.  In March 2009, all three licenses were renewed in respect of what we considered the most prospective 50% of the license acreage.

The PPL license renewals also required that we make further commitments on spending within those license areas during the renewed license term.  Set out below are InterOil’s applicable commitments for each PPL based on the approved renewals in March 2009:

License	License Issued for second term in	Second Term	Commitment Years 1— 2 (US $ Millions)	Commitment Years 3 - 5 (US $ Millions)	Total License Commitment (US $ Millions)	License Expiry
PPL 236	March 2009	5 years	$5.0	$10.0	$15.0	March 2014
PPL 237	March 2009	5 years	$14.0	$34.0	$48.0	March 2014
PPL 238	March 2009	5 years	$2.0	$30.0	$32.0	March 2014
		Totals	$21.0	$74.0	$95.0

Petroleum License Details

Net Working Interests on PPL236, PPL237 & PPL238 (the Operated Exploration Licenses)

The Operated Exploration Licenses are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are wholly owned by InterOil, subject to investor elections to earn a working interest in any discoveries under our various indirect participation interest agreements.  The State also has the right under relevant PNG legislation to acquire a 22.5% interest (which includes 2% on behalf of landowners) in any PDL, by contributing its share of exploration and development costs.  Finally, Pac LNG holds a 2.5% working interest in gas and condensate in the Elk and Antelope fields (which fields are located on PPL 237 and PPL 238) under an agreement entered into in 2009.  The agreement grants Pac LNG rights to be registered on the PRL applied for in respect of the fields and on any subsequent PDL.  The table below sets forth the potential dilution of existing working interests in a discovery in the event that the State, Pac LNG and indirect participation interest holders all exercises their rights to acquire their allocated interests in the Elk and Antelope discoveries.

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Participant	Working interests *	With State participation
InterOil	74.1614%	57.4751%
IPI holders	16.5886%	12.8562%
PNGDV	6.75%	5.2312%
Pac LNG	2.50%	1.9375%
State entitlement (Petromin)	0.00%	20.50%
Landowners entitlement	0.00%	2.00%
Total	100.00%	100.00%

* These interests assume all existing potential partners as at December 31, 2009 elect to participate.

Our current exploration efforts are focused on the Operated Exploration Licenses, with the vast majority of our exploration expenditure relating to PPL’s 238 and 237, where the Elk and Antelope fields are located.

On October 30, 2008, Petromin entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields.  If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk and Antelope fields.  The State’s right to invest arises under legislation and is exercisable upon issuance of the PDL, which has not yet occurred.  The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe. During 2009, the State confirmed Petromin’s nomination to exercise its interest in the Elk and Antelope fields.

Petroleum Prospecting License 236

We have a 100% working interest in PPL 236, subject to elections made by holders of certain indirect participation interests described below.  We are the operator of the license.  This license covers an area that includes our refinery and has limited road access. We conducted desktop studies over this license area in September and October 2009.

Petroleum Prospecting License 237

We have a 100% working interest in PPL 237, subject to elections made by holders of indirect participation interests described below.  We are the operator of the license.  In 2007, 28 miles (44 kilometres) of the 144 mile (230 kilometres) Elk appraisal 2D seismic program were acquired over PPL 237. During 2009, the Antelope-2 well was drilled in this license area. This well satisfies our obligation to drill a well on PPL 237 in the first year of the current second term of the PPL 237 license.  On December 2, 2009, a short term surface flow test of Antelope-2 was conducted resulting in an estimated 705 mmscfpd of gas and associated condensate of approximately 11,200 bbls per day. During 2009, we also undertook various continuing desktop and surface studies.

Petroleum Prospecting License 238

We have a 100% working interest in PPL 238, subject to elections made by holders of indirect participation interests described below.  We are the operator of the license.  We have drilled a total of seven wells on this license of which Elk 1, Elk 4A and Antelope-1 have been gas/condensate discovery wells. On March 2, 2009 a short term surface flow test of Antelope-1 was conducted resulting in an estimated 382 mmscfpd of gas and associated condensate of approximately 5,000 bblpd.  This well encountered a dolomitized reef and penetrated approximately 2,000 feet of reservoir with matrix porosity averaging around 8%. On November 28, 2008, we applied for a Declaration of Location over our discovery block and an additional 8 blocks in the license that comprised the Elk and Antelope fields and a development corridor.  The declaration of location is a necessary pre-condition to the application for a PRL or a PDL and was granted in March 2009. In August 2009, we applied for a PRL over the declared location.  The PRL is yet to be granted. Subject to an election to be made by Petromin to acquire a 20.5% interest on behalf of the State, we will have a 97.5% interest in the PRL once it is granted, recognizing the 2.5% direct working interest held by Pacific LNG Operations Limited acquired during 2009.

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Petroleum Prospecting License 244

We currently have a 15% working interest in PPL 244 although we have agreed to terms to divest all of our interest in this license.  This divestment is currently pending approval from the State, at which point it will become unconditional and the transaction will be finalized.  Talisman Oil Limited is the operator of this license.  This license was granted on February 25, 2005 for a six year term ending February 25, 2011.  This license is located offshore in the Gulf of Papua and the operator is preparing to drill a commitment well in the second half of 2010.

Petroleum Development License (”PDL”)

In order to progress the proposed development and commercialization of the Elk and Antelope fields, we are required to apply for one or more PDLs, which will consist of the acreage surrounding the Elk and Antelope fields and also acreage on which to locate facilities and pipelines.  We have commenced preparation of an application for a PDL which encompasses the Elk and Antelope fields and this work is ongoing.

The State’s Department of Petroleum and Energy (“DPE”) will review any PDL application and an initial development plan and consider awarding a PDL.  Should the PDL be issued, the acreage would be held subject to periodic review.  It is at this stage that the State’s interest would be recorded on the Papua New Guinea Petroleum register as a partner on the license, if the State elects to take up such interest.

Participation Agreements

In May 2003, we entered into an indirect participation agreement with PNGDV which was amended in May 2006.  Under this amended agreement, PNGDV has a right to a 6.75% interest in the next four exploration wells (the first of which was Elk-1 so that two of these four wells have now been drilled) to be drilled by us.  PNGDV also retained the right to participate for up to an interest of 5.75% in the 16 wells that follow the next four wells by contributing their share of well costs.

In February 2005, we entered into an agreement with IPI holders pursuant to which the IPI holders paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and 238. We have drilled four of the eight wells to date.  IPI holders hold interests totaling 16.5886% of each of these existing and future wells, including those in the Elk and Antelope fields.

In addition to the above, PNG Energy Investors (“PNGEI”) has the right to participate up to a 4.25% interest in 16 wells commencing from exploration wells numbered 9 to 24.  As at the end of December 31, 2009, we have drilled less than 9 exploration wells.   In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these future wells.

For further details on these participation agreements, refer to the “Material Contracts” section of this AIF.

Pac LNG holds a 2.5% direct working interest in gas and condensate in the Elk and Antelope fields under an agreement entered into in 2009. The agreement grants rights to Pacific LNG to be registered on the PRL applied for in respect of the Elk and Antelope fields.

If a PDL is granted, investors in our participation interest programs set out above have the right to become working interest owners in the PDL.  In order to maintain their right to earn revenues from the field, the investors are required to continue to fund their share of ongoing appraisal drilling and all subsequent capital expenditures which may be required to bring the field into production.

MIDSTREAM - REFINING

Our refinery is located across the harbor from Port Moresby, the capital city of Papua New Guinea.  Our refinery is currently the sole refiner of hydrocarbons located in Papua New Guinea.  Under our 30 year agreement with the State which expires in 2035, the State has undertaken to ensure that domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an IPP.  (See under the heading “Sales” below for a further discussion of IPP).  Our refinery’s production capacity is more than sufficient to meet all of the domestic demand for the refined products we produce in Papua New Guinea.  However, during 2008 and continuing through 2009, not all domestic demand was sourced from our refinery, as some competing product was imported and sold in Papua New Guinea by distributors in contravention of our rights under our agreement with the State.  Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market.  The refining process also results in the production of naphtha and low sulfur waxy residue.  To the extent that we do not convert naphtha to gasoline, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstock.  Low sulfur waxy residue can be and is being sold as fuel domestically and by export and is valued by more complex refineries as cracker feedstock.

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Facilities and Major Subcontractors

Our refinery includes a jetty with two berths for loading and off-loading ships and a road tanker loading system (gantry).  Our larger berth has deep water access of 56 feet (17 metres) and has been designed to accommodate 12,000 to 130,000 dwt crude and product tankers.  Our smaller berth can accommodate ships with a capacity of up to 22,000 dwt.  Our tank farm has the ability to store approximately 750,000 barrels of crude feedstock and approximately 1.1 million barrels of refined products.  We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodation and a fire station.

Our refinery’s on-site laboratory is an Australian National Association of Testing Authorities (NATA) accredited lab.  The lab is staffed and operated by an independent nationally accredited company.  All crude imports and finished products are tested and certified on-site to contractual specifications while independent certification of quantities loaded and discharged at the refinery are also provided by the laboratory.

Crude Supply and Throughput

In December 2001, we entered into an agreement with BP for the supply of crude feedstock to our refinery.  The original agreement continued until June 2009 when it was renewed for a further 12 months until June 2010.  BP is the largest marketer of crude oil in the Asia Pacific region.  This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery.  Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstock for our refinery. We will continue to review these arrangements and other options for sources of supply after expiration of this contract. We do not expect that the expiration of this contract will adversely affect our ability to obtain crude feedstock for the refinery.

Sales

Papua New Guinea is our principal market for the products our refinery produces, other than naphtha and low sulfur waxy residue.  Under our 30 year agreement with the State, the State has agreed to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, (and from any refinery which may be constructed in Papua New Guinea), at IPP.  In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported.  In November 2007, the IPP was modified by changing the Singapore benchmark price from the ”Singapore Posted Prices” which is no longer being updated, to ”Mean of Platts Singapore” (”MOPS”) which is the benchmark price for refined products in the region in which we operate.  The revised formula is yet to be formally entrenched by means of necessary amendment to the Project Agreement governing the Company’s relationship with the Independent State of Papua New Guinea.  However, it is the current IPP calculation mechanism being monitored by the ICCC (see “Material Contracts – Refinery Project Agreement”).

The major export product from our refinery is naphtha, which was historically sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expired in September 2008.  A 12 month term contract was then signed with Sojitz Corporation for export sales of naphtha from October 1, 2008 to September 30, 2009.  From October 1, 2009, a new term agreement with Dalian Fujia Dahua Petrochemicals, which operates a petrochemical plant in China, has been put in place providing for export sales of naphtha until September 30, 2010.

During 2009, there were six export cargoes of naphtha averaging approximately 27,000 metric tons each for a total of approximately 166,000 tonnes or 1.55 million bbls.  The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline.  We did not export any gasoline or middle distillates in 2007 or 2008. However, we made an export sale of diesel and gasoline to the Pacific Island of Nauru in November 2009.

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Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets this product to both domestic Papua New Guinea and overseas airlines.

Until the conversion in 2006, of the main process furnaces and commissioning of the Hyundai generators which burn low sulfur waxy residue, we were a net consumer of LPG.  With the installation of the low sulfur waxy residue firing generators, heaters and boilers, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are now a net producer of LPG.

Competition

Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners for use as feedstock.  Therefore, there is significant competition to secure cargoes of these crude types.  Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available.

We own the only refinery in Papua New Guinea.  As a result, we are currently the only beneficiary of the IPP structure and the associated requirement for domestic refined product needs to be procured from domestic refineries as described under the heading “Sales” above.  We do not envision any new entrants into the refining business within Papua New Guinea under the current market conditions.  However, domestic distributors did not source all of their requirements from the refinery during 2008 and 2009 and a volume of competing finished product is currently being imported, in contravention of our rights under our Refinery Project Agreement.  Excess diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions.  Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large cargo sizes.  However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.

Customers

Domestically in Papua New Guinea we sell Jet A-1 fuel, diesel, gasoline and small parcels of gases and low sulfur waxy residue to all domestic distributors.  Our main domestic customer is our downstream business segment, however we also distribute fuel products to Niugini Oil Company (NOC) and Exxon Mobil, with gases sold to Origin PNG.

Our major exports are naphtha and low sulfur waxy residue (“LSWR”).  Previously we sold all naphtha exports under term contracts with Shell and Sojitz Corporation.  Since October 2009, all sales of naphtha have been under our 12 month term contract with Dalian Petrochemical Plant.  Sales of export LSWR were also under a term contract with Shell International Eastern Trading Company which expired in December 2008.  We have not renewed the term contracts for sales of low sulfur waxy residue and, since such time, sell LSWR in the spot market.

Trading and Risk Management

Our revenues are derived from the sale of refined petroleum products.  Prices for refined products and crude feedstock are volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to customers.

Generally, we are required to purchase crude feedstock two months in advance, whereas the supply or export of finished products takes place after the crude feedstock is discharged and processed.  This timing difference impacts upon the cost of our crude feedstock and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period.  Therefore, we use various derivative instruments to reduce or hedge the risks of changes in the relative prices of our crude feedstock and refined products.  These derivatives, which we use to manage our price risk, effectively enable us to manage the refinery margin.  However, this means that if the difference between our sales price of the refined products and our acquisition price of crude feedstock expands or increases, then the benefits are limited to the margin range we have established.  We refer to this risk as timing and margin risk.

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The derivative instrument which we generally use is an over-the-counter swap.  Swap transactions are executed between the counterparties in the derivatives swaps market.  It is commonplace among major refiners and trading companies in Asia Pacific to use derivative swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of such derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities.  The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to manage margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the International Petroleum Exchange to hedge our crude costs.

The high volatility of crude prices in 2008 meant that we faced significant timing and margin risk on our crude cargos during the year.  During May 2008, we entered into short and long term hedges which helped us to manage significant portion of this timing and margin risk.  Our hedges netted us $27.8 million profit during the year with a further $18.2 million of hedging gains recognized in our 2009 refinery profit as the underlying transactions occurred.  In light of lower volatility, no new hedges were entered into during 2009 and there are no outstanding derivative hedge contracts as at December 31, 2009.

MIDSTREAM - LIQUEFACTION

InterOil is developing an LNG Project for the potential construction of liquefaction facilities that would be built adjacent to our refinery.  The LNG Project targets facilities that would produce up to nine million tons per annum of LNG and associated condensates.  The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk and Antelope fields and LNG storage and handling.  Initial design for the liquefaction facilities incorporates interface with our existing refining facilities.

On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc., Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”).  The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between InterOil and the other parties to the shareholders’ agreement.  This shareholders agreement established the Joint Venture Company as the basis for participation in and furtherance of the LNG Project.

On February 27, 2009, a settlement agreement was entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd acquired Merrill Lynch’s interests in the Joint Venture Company in equal shares.  InterOil ultimately issued 499,834 common shares valued at $11.25 million for its share of the consideration to Merrill Lynch.  As a result of this transaction, Merrill Lynch has not retained any ownership in LNG Project or in the Joint Venture Company.  (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009”)

At present, we have equal voting rights with Pac LNG in the Joint Venture Company and all decisions are required to be unanimous. At the time the shareholders agreement was signed, we were also provided with non-voting B class shares in the Joint Venture Company reflecting a fair economic value of $100.0 million in recognition of our contribution to the LNG Project.  Our contribution included, among other things, infrastructure developed by us near the proposed liquefaction facility site at Napa Napa, our stakeholder relations within Papua New Guinea, our negotiation of natural gas supply agreements with landowners and our contribution to project development.  Under the 2007 shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until an equal amount has been contributed by our joint venture partner to equalize their investment in the Joint Venture Company with that of InterOil.  As of December 31, 2009, InterOil held 86.66% of the non-voting B class or economic shareholding in the Joint Venture Company.  Ultimately, after such equalization, we are entitled to a 52.5% economic interest in the Joint Venture Company while Pacific LNG is entitled to 47.5%.

Our shareholders’ agreement recognises that the Final Investment Division for the project is expected to be approved when all of the joint venture partners agree that each and all of the following steps have been completed.

(i)	conclusion of FEED for certain (phase 1) facilities;

(ii)	execution of the major project contracts;

(iii)	approval of the construction plan and budget;

(iv)	approval of the financing plan; and

(v)	receipt of each material governmental approval required for the project.

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Initial engineering design has been undertaken in relation to the LNG Project and the regulatory and taxation regime with the State was established with the execution on December 23, 2009, of the LNG Project Agreement.  This agreement also provides for the participation by the State in the LNG Project, allowing it to take up to a 20.5% ownership stake.  Affected landowners are able to take an additional 2% stake.  Aside from the extensive negotiation process associated with this agreement, effort has been focused towards, establishing the availability of sufficient gas quantities to underpin this project.

We are also undertaking a continuing process to explore the sale of a portion of the ownership in the LNG Project and the Elk and Antelope fields, to industry investors with a view to assisting us to finance the project.

Completion of liquefaction facilities will require substantial amounts of financing and construction will take a number of years to complete.  No assurances can be given that we will be able to successfully finance or construct such facilities, or as to the timing of such construction.

DOWNSTREAM - WHOLESALE AND RETAIL DISTRIBUTION

We have the largest wholesale and retail petroleum product distribution base in Papua New Guinea.  This business includes bulk storage, transportation distribution, aviation, wholesale and retail facilities for refined petroleum products.  Our downstream business supplies petroleum products nationally in Papua New Guinea through a portfolio of retail service stations and commercial customers.  As of December 31, 2009, we believe we supplied approximately 70% of Papua New Guinea’s total refined petroleum product needs.

Sales

The ICCC regulates the maximum prices that may be charged by the wholesale and retail hydrocarbon distribution industry in Papua New Guinea.  Our Downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.  In June 2009, ICCC commenced a review into the pricing arrangements for petroleum products in PNG.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009.  The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue or be revised for the next five year period.  We have provided detailed submissions to the ICCC.  The ICCC have most recently advised that its final report will be issued in March 2010.  It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business.  Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

Supply of Products

Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell branded commercial and industrial lubricants, such as engine and hydraulic oils.  In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refinery.  We import the commercial and industrial lubricants and fuel oil, which constitute a small percentage of our sales.

We deliver refined products from our refinery to two tanker vessels.  These vessels deliver the refined products to distribution terminals and depots, including those owned by us.  We do not own these vessels but rather lease them on a full time charter basis.  We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants and customers in Papua New Guinea.  Our inland depots are supplied by road tankers which are owned and operated by third party independent transport contractors.

Our terminal and depot network distributes refined petroleum products to retail service stations, aviation facilities and commercial customers.  We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships.  We do not own any of these shipping or trucking distribution assets.  We pass transportation costs through to our customers.

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Retail Distribution

As of December 31, 2009, we provided petroleum products to 56 retail service stations with 43 operating under the InterOil brand name and the remaining 13 operating under their own independent brand.  Of the 56 service stations that we supply, 17 are either owned by or head leased to us with a sublease to company-approved operators.  The remaining 39 service stations are independently owned and operated.  We supply products to each of these service stations pursuant to distribution supply agreements.  Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.

Wholesale Distribution

We also supply petroleum products as a wholesaler to commercial clients.  We operate 12 aviation refueling facilities throughout Papua New Guinea and are the largest aviation supplier in PNG, outside the main centre of Port Moresby.

We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea.  We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs.  Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers.  More than two-thirds of the volume of petroleum products that we sold during 2009 was supplied to commercial customers.  Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.

Competition

Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil.   We also compete with smaller local distributors of petroleum products.  We believe that throughout 2009, our competitors progressively increased their direct importation of refined petroleum products activity rather than sourcing products from our refinery.  We have been able to obtain refined products for our distribution business at competitive prices to date, but our competitive position is threatened by the importing activity of our competitors.  We also believe that our commitment to the distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have exited the Papua New Guinea fuel distribution market provides us with a competitive advantage.  However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could if they decided to do so, expand much more rapidly in this market than we can.

Customers

We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited (“OTML”) in Papua New Guinea pursuant to a wholesale distribution contract.  Due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery.  At present, no contract is in place with OTML with the previous contract having expired in December 2009.  Agreement has been reached in principle for a new three year supply arrangement and we are currently working to finalise the agreement.

We also sell approximately 10% of our refined petroleum products to Shell Oil Products Ltd (SOPL) in Papua New Guinea pursuant to a wholesale supply contract for the international airport. Due to the amount of petroleum products provided to SOPL, the loss of this customer, at least in the short term would adversely affect the profitability of our wholesale distribution business segment and of the refinery.  At present, no contract is in place with SOPL with the previous contract having expired in October 2009. SOPL’s owner is engaged in the process of tendering for the divestment of SOPL and the aviation refueling business conducted by it at Port Moresby’s international airport.  We participated in the tender process during 2009 and entered into an agreement to acquire SOPL as the preferred bidder.  The agreement was subject to approval by Papua New Guinea’s competition authority, the Independent Consumer and Competition Commission (ICCC).  The ICCC refused to authorize the acquisition by us on the basis of our existing market share and the agreement was terminated.  Shell’s owners have reinstated the sale process.

RESOURCES

We currently have no production or reserves as defined in NI 51-101 or under the definitions established by the United States Securities and Exchange Commission.

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The Elk and Antelope fields (see “Description of Our Business”), located in Papua New Guinea, is reservoired in a composite trap comprising structural and stratigraphic elements consisting of a Late Oligocene to Late Miocene limestone and carbonate.   The Elk field overlies the northern end of the Antelope field and comprises a tectonic wedge, or over thrust, of highly fractured deep water limestone and has been penetrated by the Elk-1 and Elk-2 wells.  The Antelope structural field penetrated by the Antelope-1 and Antelope-2 wells consists of a dominantly shallow water reef/platform complex with a dolomite cap with well developed secondary porosity and permeability.

An evaluation of the resources of gas and condensate for the Elk and Antelope fields has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2009, and was prepared in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101.  All resources estimated are classified as contingent resources – economic status undetermined as follows:

Gross Resources Estimate for Gas and Condensate*

	Case
As at December 31, 2009	Low	Best	High
Initial Recoverable Sales Gas (tcf)	6.19	8.18	9.94
Initial Recoverable Condensate (mmbbls)	117.1	156.5	194.7
Initial Recoverable (mmboe)	1,148.8	1,519.8	1,851.4

*These estimates represent 100% of the Elk/Antelope Field. InterOil currently has a 97.50% working interest in the Elk and Antelope fields

Resource Estimate for Gas and Condensate – Net to InterOil*

	Case
As at December 31, 2009	Low	Best	High
Initial Recoverable Sales Gas Resources (tcf)	3.56	4.70	5.71
Initial Recoverable Condensate (mmbbls)	67.3	89.9	111.9
Initial Recoverable (mmboe)	660.6	873.2	1063.6

*These estimates are based upon InterOil holding a 57.4751% working interest in the Elk and Antelope fields, which assumes that: (i) the State and landowners elect to participate in the Elk and Antelope fields to the full extent provided under applicable PNG oil and gas legislation after a PDL has been granted in relation to the Elk/Antelope field and (ii) all elections are made to participate in the Field by all investors pursuant to relevant indirect participation interest agreements with InterOil, including to participate fully and directly in the PDL.

Contingent resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources.  The following contingencies must be met before the resources can be classified as reserves:

•	Sanctioning of the facilities required to process and transport marketable natural gas to market.
•	Confirmation of a market for the marketable natural gas and condensate.
•	Determination of economic viability.

Although a final project has not yet been sanctioned, pre-FEED studies are ongoing for LNG and condensate stripping operations as options for monetization of the gas and condensate.

The “low” estimate is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. With the probabilistic methods used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.  The “best” estimate is considered to be the best estimate of the quantity that will actually be recovered.  It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.  With the probabilistic methods used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.  The “high” estimate is considered to be an optimistic estimate of the quantity that will actually be recovered.  It is unlikely that the actual remaining quantities recovered will exceed the high estimate.  With the probabilistic methods used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

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The accuracy of resource estimates are in part a function of the quality and quantity of the available data and of engineering and geological interpretation and judgment.  Other factors in the classification as a resource include a requirement for more delineation wells, detailed design estimates and near term development plans.  The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of the seismic and well data.  The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional  delineation wells determined that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well data.

THE ENVIRONMENT AND COMMUNITY RELATIONS

Environmental Protection

Our operations in Papua New Guinea are subject to an environmental law regime which includes laws concerning emissions of substances into, and pollution and contamination of, the atmosphere, waters and land, production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods, conservation of natural resources, the protection of threatened and endangered flora and fauna and the health and safety of people.

These environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation.  The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil and Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).

The Environment Act 2000 is the single most significant legislation affecting our operations.  This regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people and imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm.  A breach of this act can result in significant fines or penalties.  Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.

Compliance with Papua New Guinea’s environmental legislation can require significant expenditures.  The environmental legislation regime is complex and subject to different interpretations.  Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, continued compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations, as has been the case during 2009.  Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.

We have outstanding loans with OPIC, an agency of the United States Government.  OPIC is required by statute to conduct an environmental assessment of every project proposed for financing and to decline support for projects that, in OPIC’s judgment, would have an unreasonable or major adverse impact on the environment, or on the health or safety of workers in the host country.  For most industrial sectors, OPIC expects projects to meet the more stringent of the World Bank or host-country environmental, health and safety standards.  OPIC systematically monitors compliance with environmental representations and non-compliance may constitute a default under loan agreements.

More stringent laws and regulations relating to climate change and greenhouse gases may be adopted in the future and could cause us to incur material expenses in complying with them.  Regulatory initiatives could adversely affect the marketability of the refined products we produce and any oil and natural gas we may produce in the future.  The impact of such future programs cannot be predicted, but we do not expect our operations to be affected any differently than other similarly situated domestic competitors.

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Environmental and Social Policies

We have developed and implemented an environmental policy which acknowledges that the principles of sustainable development are integral to responsible resource management and will strive to minimize impacts on the physical environment. Other environmental initiatives embrace the introduction of “ Environmental Risk Analysis “ for major projects in which hazards to the environment are identified, mitigating controls implemented and a “ Hazard Register “developed to monitor any residual risks. We are also developing project specific “ Environmental Management, Monitoring & Reporting Plans “, in compliance with the PNG environmental legislation and in order to monitor our ongoing compliance and performance,  we have established corporate level controls in which all “ near miss and real incidents “ are reported, and investigated.

We have not adopted any specific social policies that are fundamental to our operations.  However, we are committed to working closely with the communities we operate in and to complying with all laws and governmental regulations applicable to our activities, including maintaining a safe and healthy work environment and conducting our activities in full compliance with all applicable environmental laws.

We have established a dedicated Community Relations department to oversee the management of community assistance programs and to manage land acquisition related compensation claims and payments. Our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.  In relation to our midstream business, the department has developed a long-term community development assistance program that benefits the villages in the vicinity of the refinery.  In addition, we have a team of officers associated with our upstream business who operate in the field and perform a wide variety of tasks.  These include land owner identification studies, social mapping management, local recruitment, liaising with landowners, recording compensation payments to land owners and assisting in the provision of health and medical services in the areas in which our exploration activities are conducted.  Generally, the department works closely with government, landowners and the community in order to ensure that all our activities have a minimum environmental impact and to at least maintain, and generally improve, the quality of life of the people inhabiting the areas in which we work.

We are currently formulating an application for a PDL to develop the Elk and Antelope fields as required under PNG’s Oil & Gas Act. As a pre-requisite to the grant of a PDL, we are required to undertake specific studies and investigations designed to define land boundaries and landowners as well as addressing the potential impact of the project, in terms of its social, economic and environmental impact.  To this end, we have engaged specialist external consultants to assist us in a full scale social mapping and land owner identification program, a social economic impact assessment (SEIA) program and an environmental impact statement (EIS) program.  These studies will assist the State in convening a forum of all interested stakeholders at a landowner, local and provincial government level for the purpose of procuring an agreement on benefit sharing.

RISK FACTORS

Our business is subject to numerous risks and uncertainties, some of which are described below.  The risks and uncertainties described below are not the only risks facing us.  Additional risks not presently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us.  If any of the following risks or uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected.

Our ability to develop our planned condensate stripping plant or LNG facility is contingent on our ability to obtain significant funding.

Our share of additional equity contribution for the construction of a LNG facility will be significant, both to maintain our existing ownership interest in the joint venture or to meet the requirements of any reduced interest in the event we sell a portion of it, and may amount to hundreds of millions of dollars.  We are also seeking to develop a separate condensate stripping facility.  Our existing cost estimates are subject to change due to such items as cost overruns, change orders, delays in construction, increased material costs, escalation of labor costs, and increased spending to maintain the construction schedule.

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To fund these development projects, we will need to pursue a variety of sources of funding besides those that we currently have committed or planned, such as financing at the project level and/or divestment of a portion of our interest.  Our ability to obtain such significant funding will depend, in part, on factors beyond our control, such as the status of capital and industry markets at the time financing is sought and such markets’ view of our industry and prospects at such time. In addition, we may not be able to reduce our funding obligations by selling a portion of our interest in the project on terms acceptable to us.  Additionally, we may not be able to obtain financing on terms that are acceptable to us, if at all, even if our development project is otherwise proceeding on schedule. In addition, our ability to obtain some types of financing may be dependent upon our ability to obtain other types of financing.  For example, project-level debt financing is typically contingent upon a significant equity capital contribution from the project sponsor.  As a result, even if we are able to identify potential project-level lenders, we may have to obtain another form of external financing for us to fund an equity capital contribution to the project subsidiary.  A failure to obtain financing at any point in the development process could cause us to delay or fail to complete our business plan for our LNG facility or our condensate stripping plant.

We depend upon access to the capital markets to fund our growth strategy.  Currently, the capital and credit markets are continuing to experience disruption which, if it continues for an extended period of time, is likely to adversely affect our growth strategy.

As a result of this weakened global economic situation, we, along with all other oil and gas entities, may have restricted access to capital, bank debt and equity, and may also face increased borrowing costs.  Although our business and asset base have not declined, the lending capacity of all financial institutions has diminished and risk premiums have increased.  As future capital expenditures will be financed out of funds generated from operations, borrowings and possible future equity or asset sales, our ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and our assets and securities in particular.

To the extent that external sources of capital are limited or unavailable or available only on onerous terms, our ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected funds generated from operations, we believe we have sufficient funds available to fund our refining and distribution business operations in the normal course, but not the development of our exploration assets, our proposed condensate stripping facility, and the LNG Project, each of which would require significant capital.  However, if funds generated from operations are lower than expected or capital costs for these projects exceed current estimates, if we incur major unanticipated expenses related to development or maintenance of our existing properties or if any of our existing facilities are unable to be renewed, we may be required to seek additional capital to maintain capital expenditures at planned levels in relation to our operating, refining and distribution businesses as well.  Significant capital will be required in order to fund additional exploration and development of the Elk and Antelope fields and meet our exploration license commitments.  Additionally, significant capital would be required to develop the condensate stripping facility and the LNG Project.  Failure to obtain any financing necessary for our capital expenditure plans will likely result in delays in these activities.

There is uncertainty associated with the regulated prices at which our products are sold, both by our refinery and our distribution businesses.

Under our Refinery Project agreement with the State (See “Material Contracts – Refinery Project Agreement”), refined products produced by our refinery are required to be sold at a defined import parity price in order for domestic distributors in PNG to be required to source their fuel needs from our refinery.  In general, the IPP is the price that would be paid in Papua New Guinea for a refined product that is being imported, which price is set monthly.  A revised formula was established with the State during 2008 and has been in operation since. Our agreement with the State has not been amended formally to capture that revised formula.

We are purchasing our crude at a fluctuating spot market price.  A primary reason for the renegotiation of the pricing formula with the State was to establish a new pricing mechanism that will correlate more closely with the daily movements in the price of refined products and therefore the price of crude.  In the event that such pricing mechanism is not finalized based on a market price marker recognized by the industry, as is in operation at present, then there is a possibility that such misalignment between the IPP for our products and the fluctuating market price of our supply may reduce our profit and cause us to cease operating the refinery.

The wholesale distribution margins able to be obtained by our downstream business are also closely regulated in Papua New Guinea. Papua New Guinea’s competition authority is currently undertaking a review of pricing regulation and wholesale margins.  It is possible that the authority may determine to increase regulation and/or decrease margins which may have the affect of reducing our profitability and, in a more extreme case, negatively affecting the viability of our downstream business, in whole or in part.

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We may not be successful in our exploration for oil and gas.

As of December 31, 2009, we had drilled a total of eight exploration wells and a number of appraisal wells in our PPL’s since the inception of our exploration program in our PPL’s.  Of the exploration wells, we consider two to have been successful.  We plan to drill additional wells in Papua New Guinea during the coming years in line with our commitments under our PPL’s.  We cannot be certain that the exploration wells we drill will be productive or that we will recover all or any portion of the costs to drill these wells.  Because of the high cost, topography and subsurface characteristics of the areas we are exploring, we have limited seismic or other geoscience data to assist us in identifying drilling objectives.  The lack of this data makes our exploration activities more risky than would be the case if such information were readily available.

Our exploration and development plans may be curtailed, delayed or cancelled as a result of a lack of adequate capital and other factors, such as weather, compliance with governmental regulations, price controls, landowner interference, mechanical difficulties, shortages of materials, delays in the delivery of equipment, success or failure of activities in similar areas, current and forecasted prices for oil and changes in the estimates of costs to complete the projects.  We will continue to gather information about our exploration projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all.  You should understand that our plans regarding our projects are subject to change.  We cannot assure you that our exploration activities have or will result in the discovery of any reserves.  In addition, the costs of exploration and development may materially exceed initial estimates.

If there is a sustained economic downturn or recession in PNG or globally, oil and natural gas prices may fall and may become and remain depressed for a long period of time, which may adversely affect our results of operations.

Many economists are predicting that the effects from this current global economic crisis or recession will be long lasting, at least in certain parts of the world.  The reduced economic activity associated with an economic crisis or recession may substantially reduce the demand for oil and natural gas and refined products, which could adversely affect the results of operations in our midstream and downstream businesses and the viability of our development projects.

Our refinery’s financial condition may be materially adversely affected if we are unable to obtain crude feedstocks at economic rates for our refinery.

While we have a number of possible sources we employ for crude supply, our agreement with BP currently provides for the delivery of crude feedstock.  The BP crude supply agreement expires on June 30, 2010.    We cannot assure you that we will continue to be able to source adequate feedstock for our refinery.

Various crude oils that are suitable for use as refinery feedstock are available in the nearby region.  However, our access to oil sourced from farther outside Papua New Guinea may be more limited as there are a limited number of crude oil sources currently available that are compatible with our refinery and economic for it to refine.  In addition, the increased cost, if any, of oil from outside Papua New Guinea may reduce our gross profit margins and negate the operational benefits of using such oil.  We can provide no assurances that we will be able to obtain all of the oil needed to operate our refinery or that we will be able to obtain the crude feedstocks that allow us to operate our refinery at profitable levels.

Even if we obtain sufficient funding for our LNG facility and condensate stripping plant, we may not be able to timely construct and commission them.

We may not complete construction of our LNG facility or condensate stripping facility in a timely manner, or at all, due to numerous factors, some of which are beyond our control.  Factors that could adversely affect our planned construction include, but are not limited to, the following:

•	failure by contractors to fulfill their obligations under construction contracts, or disagreements with them over contractual obligations;

•	our failure to enter into satisfactory agreements with contractors for the construction;

•	shortages of materials or delays in delivery of materials;

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•	cost overruns and difficulty in obtaining sufficient financing to pay for such additional costs;

•	difficulties or delays in obtaining gas for commissioning activities necessary to achieve commercial operability of the LNG or condensate stripping plant;

•	failure to obtain all required governmental and third-party permits, licenses and approvals for construction and operation;

•	weather conditions and other catastrophes;

•	difficulties in obtaining a proper workforce for construction purposes, increased labor costs and potential labor disputes;

•	resistance in the local and global community to the developments due to safety, environmental or security concerns; and

•	local economic and infrastructure conditions.

Our inability to timely complete (or complete at all) our LNG facility or our condensate stripping plant may prevent us in part or in whole from commencing operations.  Thus, as a result, we may not receive any cash revenues from the condensate stripping plant or LNG facility on time or at all.

Our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price.

Our success depends in large part on the continued services of our directors, executive officers, our senior managers and other key personnel.  The loss of these people, especially without advance notice, could have a material adverse impact on our results of operations and our stock price.  It is also very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, assist us with our development projects, and replace personnel who leave.  Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience, particularly in Papua New Guinea where a substantial number of our personnel are required to work.  Under these conditions, we could be unable to recruit, train, and retain employees.  If we cannot attract and retain qualified personnel, it could have a material adverse impact on our operating results and stock price.

Our hedging activities may result in losses.

To reduce the risks of changes in the relative prices of our crude feed stocks and refined products, we may enter into hedging arrangements.  Hedging arrangements would expose us to risk of financial loss in some circumstances, including the following:

•	If the amount of refined products produced is less than expected or is not produced or sold during the planned time period;

•	If the other party to the hedging contract defaults on its contract obligations, which risk has increased with the global financial and credit market crisis; or

•	If there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the price of our refined products relative to the prices for our crude feed stocks.

While we believe our hedge counterparties to be strong and creditworthy counterparties, current disruptions occurring in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the hedging contract.  We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform.  Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions.

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Our results of operations and financial condition may be adversely affected by changes in currency exchange rates.

Our results of operations and financial condition may be affected by currency exchange rates.  Exchange rates may fluctuate widely in response to international political conditions, general economic conditions and other factors beyond our control. While our oil sales are denominated in the Papua New Guinean currency, Kina (“PGK”), portions of our operating costs, with respect to the purchase of crude and other imported products, and our indebtedness are denominated in US dollars.  A strengthening of the US dollar versus the PGK may have the effect of increasing operating costs while a weakening of the US dollar verses the PGK may reduce operating costs.  In addition, since our indebtedness needs to be paid in US dollars, a strengthening of the US dollar versus the PGK may negatively impact our ability to service our US-dollar denominated debt. Moreover, we may have additional exposure to currency exchange risk since we may not be able to convert our PGK-based revenue cash flow in a timely manner in order to meet our US-dollar denominated debt obligations.

We are a party to lawsuits and other proceedings in which we may not be successful.

We are a party to lawsuits and other proceedings, both currently and that will arise in the course of our business in the future.  There is a risk that we will not be successful with respect to the legal actions to which we are a party, which could have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value.

Our investments in Papua New Guinea involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Political conditions have at times been unstable in Papua New Guinea.  We attempt to conduct our business in such a manner that political and economic events of this nature will have minimal effects on our operations.  We believe that oil exploration and refinery operations are in the long term best interests of Papua New Guinea and that we will continue to have the support of the current government.  Notwithstanding the current support, our ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which we have no control.  There can be no assurance that we have adequate protection against any or all of the risks described above.

In addition, if a dispute arises with respect to our Papua New Guinea operations or proposed development projects, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada or the United States.

Our inability to generate sufficient cash flow to pay off or refinance our indebtedness with near-term maturities could have a material adverse effect on our financial condition.

We cannot assure that our business will generate cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our maturing indebtedness as it falls due.  As a result, we may need to refinance all or a portion of the debt, or to secure new financing before maturity.  This, to some extent, is subject to general economic, financial, legislative and regulatory factors and other factors that are beyond our control.  We cannot be sure that we will be able to obtain the refinancing or new financing on reasonable terms or at all.

The price of our common shares has been volatile.

The market price of the common shares has been, and is likely to continue to be, volatile and subject to wide fluctuations.  From March 31, 2009 through February 19, 2010, the highest sales price of the common shares on the New York Stock Exchange has been U.S. $84.05 and the lowest sales price of the common shares on such exchange has been U.S. $24.35.  The fluctuation in the market prices of the common shares is caused by a number of factors, some of which are outside our control, including the following:

•	quarterly variations in our results of operations;

•	success or failure of our exploration activities

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•	material events public announcements concerning our business and operations;

•	changes in stock market analyst recommendations or earnings estimates regarding the common shares;

•	short selling activity

•	strategic actions, such as acquisitions by InterOil or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	significant sales of the common shares;

•	the acquisition or loss of major customers or suppliers;

•	additions or departures of key personnel;

•	changes in market valuations for refining, exploration and production companies or companies participating in the retail distribution of refined oil products; and

•	changes in accounting standards, policies, guidance, interpretations or principles.

A decline in the market price of the common shares could cause you to lose some or all of your investment.

Title to certain of our properties may be defective or challenged by third party landowner claims, and landowner action may impede access to or activity on our properties.

While we believe that we have satisfactory title to our properties, some risk exists that title to certain properties may be defective or subject to challenge.  In particular, our properties in Papua New Guinea could be subject to native title or traditional landowner claims, which may deprive us of some of our property rights that consequently may have a material adverse effect on our exploration and drilling operations and our development projects.  In addition, landowner disturbances may occur on our properties which disrupt our business in Papua New Guinea.

The implementation of new Papua New Guinean laws, may have a material adverse effect on our operations and financial condition.

Our operations require licenses and permits from various governmental authorities to drill wells, develop the LNG Project, operate the refinery and market our refined products.  We believe that we hold all necessary licenses and permits under applicable laws and regulations for our operations in Papua New Guinea and believe we will be able to comply in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change.  There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to maintain our continued operations.  Moreover, it is possible that new laws may be enacted in Papua New Guinea (such as a limitation on foreign ownership of local assets) that may have a material adverse effect on our operations and financial condition.

Additional licenses and permits will be required to allow us to develop our planned LNG Project and our proposed condensate stripping facility.  There can be no guarantee that we will be able to obtain such licenses and permits.

We are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics and composition of gasoline and diesel fuels.  If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned.  Because environmental laws and regulations are increasingly becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase in the future.  In addition, any major upgrades to our refinery could require material additional expenditures to comply with environmental laws and regulations.  In addition, environmental gas laws and permits may be an obstacle to the development of our liquefaction and condensate stripping facilities.

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Our refinery has not operated at full capacity for an extended period of time and our profitability may be materially negatively affected if it continues not to do so.

Our refinery did not operate at full capacity during 2009.  In addition, our ability to operate our refinery at its rated capacity must be considered in light of the risks inherent in the operation of, and the difficulties, costs, complications and delays we face as the operator of, a relatively small refinery.  These risks include, without limitation, shortages and delays in the delivery of crude feedstocks or equipment; contractual disagreements; labor shortages or disruptions; difficulties marketing our refined products; political events; accidents; and unforeseen engineering, design or environmental problems.  If these risks prevent us from operating at full capacity in the future, our profitability may be negatively affected.

We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited (OTML) in Papua New Guinea pursuant to wholesale distribution contracts.  We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment.  However, due to the amount of petroleum products provided to OTML, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment and of the refinery.  At present, no contract is in place with OTML with the previous contract having expired in December 2009.  Agreement has been reached in principle for a new three year supply arrangement and we are currently working to formalise it.

We also sell approximately 10% of our products to Shell Oil Products Limited (SOPL) in Papua New Guinea pursuant to a wholesale supply agreement for the international airport.  The loss of this customer, at least in the short term, would adversely affect the profitability of the refinery and the wholesale distribution business.  At present, no long term contract is in place, the previous agreement having expired in October 2009. Additionally, SOPL’s owner is engaged in the process of tendering for the divestment of SOPL and the aviation refueling business conducted by it at Port Moresby’s international airport.

The project agreement with the government of Papua New Guinea gives us certain rights to supply the domestic market in Papua New Guinea with our refined products.  However, not all domestic demand was sourced from our refinery during 2009 as some competing product has been imported and sold in Papua New Guinea in contravention of our rights.

Our refinery is rated to process up to 32,500 barrels of oil per day and is proven to be able to process up to 36,500 barrels of oil per day.  We are able to fulfill the domestic market in Papua New Guinea’s demand for our products by refining approximately 18,000 barrels of crude feedstock a day. We are currently operating the refinery at less than full capacity due to an inability to profitably export our refined products and to the incidence of competing imports of finished products.  Therefore, in order to process these additional barrels of crude feedstock, we must identify markets into which we can sell our products profitably.  The operating margins currently needed for our refinery to sell refined products profitably and the cost and availability of obtaining tankers to export our refined products limit our ability to export our refined products from Papua New Guinea.  In addition, under our current refinery configuration we are unable to export diesel and gasoline to Australia due to recent changes in Australia’s regulations regarding permitted sulfur and benzene content that our refined products currently do not meet.

In addition, our project agreement provides that if there is more than one refinery operating in Papua New Guinea during the term of the project agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities.  Therefore, if one or more additional refineries are built in Papua New Guinea, our share of the domestic market will be diminished.

The exploration and production, refining and distribution businesses are competitive.

We operate in the highly competitive areas of oil exploration and production, refining and distribution of refined products.  A number of our competitors have materially greater financial and other resources than we possess.  Such competitors have a greater ability to bear the economic risks inherent in all phases of the industry.

In our exploration and production business, we compete for the purchase of licenses from the government of Papua New Guinea and the purchase of leases from other oil and gas companies.  Factors that affect our ability to compete in the marketplace include:

•	Our access to the capital necessary to drill wells and undertake other exploration activities necessary to retain our exploration licenses or PPL’s, and to acquire additional properties;

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•	Our ability to acquire and analyze seismic, geological and other information relating to a property;

•	Our ability to retain the personnel necessary to properly evaluate seismic and other information relating to a property;

•	The development of, and our ability to access, transportation systems to bring future production to the market, and the costs of such transportation systems;

•	The standards we establish for the minimum projected return on an investment of our capital; and

•	The availability of alternate fuel sources.

We will also compete with other oil and gas companies in Papua New Guinea for the labor and equipment needed to carry out our exploration operations and assist us with development projects.  Most of our competitors have substantially greater financial and other resources than we have.  In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position.  These competitors may be able to pay more for exploratory prospects and productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can.  Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties, and to consummate transactions in this highly competitive environment.  In addition, most of our competitors have been operating in the oil and gas business for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

In our refining business, we compete with several companies for available supplies of crude oil and other feed stocks and for outlets for our refined products.  Many of our competitors obtain a significant portion of their feed stocks from company-owned production, which may enable them to obtain feed stocks at a lower cost.  The high cost of transporting goods to and from Papua New Guinea reduces the availability of alternate fuel sources and retail outlets for our refined products.  Competitors that have their own production or extensive distribution networks are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages.  In addition, new technology is making refining more efficient, which could lead to lower prices and reduced margins.  We cannot be certain that we will be able to implement new technologies in a timely basis or at a cost that is acceptable to us.

If our refining margins do not meet our expectations, we may be required to write down the value of our refinery.

The determination of our refinery’s fair market value is highly dependent upon the difference between the sale price we receive for refined products that we produce and the cost of the crude feed stocks used to produce those refined products.  This difference is commonly referred to as refining margin.  Volatile market conditions beyond our control could cause our refining margins and resulting cash flows to fall below expectations for extended periods.  Should this occur, we will be required to write down the carrying value of our refinery on our balance sheet.  Any significant write down of the value of our refinery could result in our failure to meet the financial covenants under our outstanding loan agreements.

The prices we receive for the refined products we produce and sell are likely to continue to be subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and a variety of additional factors beyond our control.  These factors include, but are not limited to, the condition of the worldwide economy and the demand for and supply of oil, the actions of the Organization of Petroleum Exporting Countries, governmental regulations, political stability in the Middle East and elsewhere, and the availability of alternate fuel sources.  Oil and gas markets are both seasonal and cyclical.  The prices for oil will affect:

•	Our revenues, cash flows and earnings;

•	Our ability to attract capital to finance our operations, and the cost of such capital;

•	The value of our oil properties;

•	The profit or loss we incur in refining petroleum products; and

•	The profit or loss we incur in exploring for and developing reserves.

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There are inherent limitations in all control systems, and misstatements due to error that could seriously harm our business may occur and not be detected.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

A control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our refining and distribution operations expose us to risks, not all of which are insured.

Our refining and distribution operations are subject to various hazards common to the industry, including explosions, fires, toxic emissions, maritime hazards and uncontrollable flows of crude oil and refined products.  In addition, these operations are subject to hazards of loss from earthquakes, tsunamis and severe weather conditions.  As protection against operating hazards, we maintain insurance coverage against some, but not all of such potential losses.  We may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates.  In addition, losses may exceed coverage limits.  As a result of market conditions, premiums and deductibles for certain types of insurance policies for refiners have increased substantially and could escalate further.  In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.  For example, insurance carriers now require broad exclusions for losses due to risk of war and terrorist acts.  If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

Third parties may default on their contractual obligations.

In the normal course of our business, we have entered into contractual arrangements with third parties which subject us to the risk that such parties may default on their obligations.  This default risk has been heightened by the global financial market and credit crisis.  We may be exposed to third party credit risk through our contractual arrangements with our current or future joint venture partners, lenders, customers and other parties.  In the event such entities fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and our cash flow from operations.

We depend on partners to timely fund their portion of the costs of our drilling program.

We are the operator of our PPL’s and thus are responsible for contracting on behalf of all the remaining parties participating in the project.  We rely on the timely payment of cash calls by our partners to pay for the percentage of the budget for which they are responsible.  In our current wells, that percentage is over 16%.  If our partners fail to pay their share of project costs or do not pay on a timely basis, we may have a limited ability, particularly in the current economic environment, to expend the capital necessary to undertake or complete future drilling programs on a timely basis or at all.  We cannot assure that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase.

Certain of our borrowings are at variable rates of interest and expose us to interest rate risk and we may in the future borrow additional money at variable rates.  This exposes us to interest rate risk if interest rates increase, as our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income would decrease.  A 1% change in interest rates would result in a $0.1 million change in our annual interest expense.

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Weather and unforeseen operating hazards may adversely impact our operating activities.

Our operations are subject to risks inherent in the oil and gas industry, such as blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, equipment failures including damages to our wharf facilities, pollution, and other environmental risks.  These risks could result in substantial losses due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations.  Our Papua New Guinea operations are subject to a variety of additional operating risks such as earthquakes, mudslides, tsunamis, cyclones and other effects associated with active volcanoes, extensive rainfall or other adverse weather conditions.  Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages.  For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented.  In addition, pollution and environmental risks generally are not fully insurable.  As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

The enactment of legislation to regulate emissions of greenhouse gases could result in a reduction in demand for fossil fuels that may reduce demand for our products in the global markets and thus negatively impact our financial condition.

Studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to the warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases.  More than 160 nations are signatories to the 1992 Framework Convention on Global Climate Change, commonly known as the “Kyoto Protocol”, which is intended to limit or capture emissions of greenhouse gases.  The implementation of the Kyoto Protocol in a number of countries and other potential legislation limiting emissions, such as those adopted by the European Union, could affect the global demand for fossil fuels. The Kyoto Protocol is set to expire in 2012.  The nations subject to the Kyoto Protocol have not yet reached agreement upon a successor to the Kyoto Protocol, but the parties have “taken note of” the Copenhagen Accord, a voluntary agreement to work to curb climate change.  If Papua New Guinea or other countries in which we operate or desire to operate enact legislation focused on reducing greenhouse gases, either independently or in response to the Kyoto Protocol or a successor agreement, it could have the effect of adversely affecting our operations and the demand for our products, consequently reducing our revenues and profitability.

Our debt levels and debt covenants and other factors may limit our future flexibility in obtaining additional financing.

As of December 31, 2009, we had $44.5 million in long-term debt with OPIC which matures in 2015, together with principal repayments due during 2010 totaling $9.0 million.  We also operate working capital facilities with BNP Paribas, and with Bank of South Pacific Limited and Westpac Banking PNG Limited, respectively for our midstream and downstream refining businesses.  The level of our indebtedness will have important effects on our future operations, including:

•	A portion of our cash flow will be used to pay interest and principal on our debt and will not be available for other purposes;

•	Our loan agreements and facilities contain financial tests which we must satisfy in order to avoid a default under such credit facilities; and

•	Our ability to obtain additional financing for capital expenditures and other purposes may be limited.

We make, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, our proposed liquefaction facility and other infrastructure associated with that proposed LNG Project, our proposes condensate stripping facility refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses.  We will need additional financing to complete our business plans.  If we are unable to obtain debt or equity financing because of lower refining margins, lower oil or gas prices, delays, operating difficulties, construction costs, lack of drilling success, the global financial and credit market crisis or other reasons we may not have the ability to expend the capital necessary to undertake or complete future drilling programs and to make other needed capital expenditures.  There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

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Our competitors have progressively increased their direct importation of refined petroleum products rather than sourcing from our refinery

We believe that during 2009, our competitors progressively increased their direct importation of refined petroleum products rather than sourcing from our refinery.  We believe that at least some of this competing product has been imported and distributed in Papua New Guinea in contravention of our legal rights.  Such an increase in our competitors’ importation could have a negative affect on our business and materially affect our results from operations.

You may be unable to enforce your legal rights against us.

We are a Yukon Territory, Canada corporation.  Substantially all of our assets are located outside of Canada and the United States.  It may be difficult for investors to enforce, outside of Canada and the United States, judgments against us that are obtained in Canada or the United States in any such actions, including actions predicated upon the civil liability provisions of the securities laws of Canada and the United States.  In addition, many of our directors and officers are nationals or residents of countries outside of Canada and the United States, and all, or a substantial portion of, the assets of such persons are located outside of Canada and the United States.  As a result, it may be difficult for investors to affect service of process within Canada or the United States upon such persons or to enforce judgments against them obtained in Canadian or United States courts, including judgments predicated upon the civil liability provisions of the securities laws of Canada or the United States.

DIVIDENDS

To date we have not paid dividends on our common shares and currently reinvest all cash flows from operations for the future operation and development of our business.  No change to this policy or approach is intended or under consideration at the present date.  There are no restrictions which prevent us from paying dividends on our common shares.  Any decision to pay dividends on our common shares in the future depend upon our earnings and financial position and such other factors as the Board may consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

InterOil is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 1,035,554 series A preferred shares are authorized.  As at December 31, 2009, 43,545,654 common shares were issued and outstanding.  All of the series A preferred shares that have been issued were converted into common shares during 2008 and none remain outstanding as at December 31, 2009.

Common Shares

Holders of common shares are entitled to vote at any meeting of the shareholders of InterOil and to one vote per share held, to receive, out of all profits or surplus available for dividends, any dividends declared by InterOil on the common shares, and to receive the remaining property of InterOil in the event of liquidation, dissolution or winding up of InterOil, whether voluntary or involuntary.

Preferred Shares

Preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by unanimous resolution of the directors of InterOil.  Subject to the provisions of the YBCA, the directors of InterOil may by unanimous resolution fix from time to time, before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

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Series A Preferred Shares

Effective November 17 2007, InterOil amended its articles to establish the series A preferred shares in connection with a US$15 million private placement financing.  The financing closed on November 21, 2007, at which time, 517,777 series A preferred shares were issued.  As at the date hereof, all such shares have been converted into common shares and no series A preferred shares are outstanding.  InterOil does not intend to issue any series A preferred shares in the future, as the provisions governing such shares were established as a result of negotiation with the purchasers of such shares pursuant to the private placement.

Shareholder Rights Plan

On May 27, 2007, the Company adopted a rights plan which was approved by our shareholders at the June 25, 2007 annual and special meeting of shareholders.  The rights plan was adopted to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for InterOil.  As long as a bid meets certain requirements intended to protect the interests of all shareholders, the provisions of the rights plan will not be invoked. Under the provisions of the rights plan, one right has been issued for each common share of InterOil outstanding.  The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made which is not a permitted bid.  The rights entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of InterOil at a substantial discount to the market price at the time.  Phil Mulacek, the Chairman and Chief Executive Officer of InterOil, holds a substantial proportion of the common shares of InterOil and, subject to certain grandfather provisions in the rights plan, his shareholdings will not trigger its operation.

The rights plan is similar to those adopted by other Canadian listed companies.  A copy of the rights plan is available under the Company's SEDAR profile at www.sedar.com.  The rights plan will expire on the date of our annual and special meeting of shareholders to be held in June 2010, unless our shareholders resolve to reconfirm or replace it at that meeting.

Options

InterOil has a stock incentive plan, authorised by our shareholders at the annual and special meeting held on June 19, 2009, that allows employees to acquire common shares of InterOil.  Option exercise prices are governed by the plan rules and equal the market price for the common shares on the date the options were granted.  Options granted under the plan are generally fully exercisable after two years or more and expire five years after the grant date, although some have shorter vesting periods.  Default provisions in the plan rules provide for immediate vesting of granted options and expiry ten years after the grant date.  Some granted under predecessor plans approved in 2004 and 2006 also remain in effect.  No further grants may now be made under these superseded plans.

As of December 31, 2009, there were options outstanding to purchase 1,838,500 common shares pursuant to our stock incentive plans.

Restricted Stock Awards

In addition to the options noted above, the InterOil Corporation 2009 Stock Incentive Plan also allows employees to acquire common shares of the Company pursuant to restricted stock units granted by InterOil. As of December 31, 2009, restricted stock units entitling employees rights to 41,400 common shares were outstanding pursuant to the stock incentive plan.  The restricted stock units provided those employees with the right to receive common shares on certain vesting dates.  Vesting dates occur in equal tranches during April 2010 and April 2011.

Other instruments Convertible into or Exchangeable for Common Shares

We have entered into an agreement with Petroleum Independent and Exploration LLC (“P.I.E.”), under which P.I.E. can exchange its remaining 5,000 shares in SPI InterOil LDC on a one-for-one basis for our common shares.  This election may be made by P.I.E. at any time.

We have granted IPI holders, (see “Material Contracts – Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005”) the right to convert their interests under that agreement into a certain number of our common shares.  Certain investors under that agreement have waived their conversion right.  At December 31, 2009, rights to convert up to 527,147 common shares remained.

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MARKET FOR SECURITIES

Our common shares are listed and posted for trading on the New York stock Exchange under the symbol IOC. We are also listed on the Port Moresby Stock Exchange under the symbol IOC in Papua New Guinea Kina. Our common shares traded on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol IOL until the close of trade on January 27, 2009, at which time they were voluntarily de-listed from the TSX. Our common shares also traded on the NYSE Alternext Exchange (formerly the American Stock Exchange) in United States dollars under the symbol of IOC until March 31, 2009, at which time they were voluntarily de-listed from that exchange.  On the same day, our common shares began trading on the New York Stock Exchange (NYSE) in United States dollars and under the same symbol.    The following tables disclose the monthly high and low trading prices and volumes of our common shares as traded, during 2009:

Toronto Stock Exchange (TSL:IOL) in Canadian Dollars

Month	High	Low	Volume
January	$25.99	$17.85	2,411,400
Total			2,411,400

NYSE Alternext Exchange (NYSE Alternext:IOC) / New York Stock Exchange (NYSE:IOC) in United States Dollars

Month	High	Low	Volume
January	$20.89	$13.53	10,898,200
February	$20.11	$16.50	4,869,100
March	$29.00	$19.25	11,418,000
April	$33.97	$26.70	10,467,300
May	$38.10	$31.86	11,977,100
June	$38.06	$24.35	13,327,600
July	$31.47	$25.00	8,389,200
August	$34.24	$26.80	6,607,500
September	$41.90	$27.20	17,287,100
October	$54.32	$37.09	19,149,300
November	$58.02	$42.83	14,357,300
December	$78.43	$59.16	25,515,500
Total			154,290,400

Prior sales

•	231,750 common shares were issued during 2009 upon the exercise of stock options by employees at various prices defined by the option grant terms in accordance with relevant stock incentive plans.

•
499,834 common shares were issued pursuant to an agreement entered into whereby InterOil LNG Holdings Inc. and Pacific LNG Operations Limited, acquired Merrill Lynch’s interests in the Joint Venture Company (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009”).  InterOil issued 652,931 common shares valued at $11.25 million for its share of the consideration payable to Merrill Lynch in relation to the settlement.  InterOil’s consideration was subject to a post closing balancing adjustment which resulted in the cancellation of 153,097 of the common shares originally issued.

•
70,548 common shares were issued to on May 11, 2009 at a deemed price of $33.34 as payment of a proportion of the second interest installment due to holders of our 8% convertible subordinate Debentures.

•	During May and June of 2009, 3,159,000 common shares were issued to Debenture holders who elected or were mandatorily required to convert their Debentures into common shares.

Annual Information Form   INTEROIL CORPORATION   38

•
2,013,815 common shares were issued on June 8, 2009 on completion of a registered direct stock offering to a number of institutional investors at a purchase price of $34.98 per share, raising $70.4 million.

•	302,305 common shares were issued in August 2009 on the exercise of warrants at an exercise price of $21.91 per share.

•
A total of 1,344,710 common shares were issued in two tranches in September and December 2009 at an average, calculated price of $46.84 in relation to exchange transactions undertaken with certain IPI investors under which we acquired indirect participation interests held by them pursuant to the Amended and Restated Indirect Participation Interest Agreement of February 2005 (See “Material Contracts”).

DIRECTORS AND EXECUTIVE OFFICERS

The following table provides information with respect to all of our directors and executive officers:

Directors and Executive Officers

Name, Address	Position with InterOil	Date of Appointment
Phil E. Mulacek Texas, USA	Chairman and Chief Executive Officer	May 29, 1997
Christian Vinson Port Moresby, PNG	Vice President Corporate Development and Government Affairs, Director	May 29, 1997
Gaylen Byker Michigan, USA	Director(1) (4)	May 29, 1997
Roger Grundy Derbyshire, UK	Director (4)	May 29, 1997
Edward N. Speal New York, USA	Director(2) (4)	June 25, 2003
Roger F. Lewis Western Australia, Australia	Director(3)	November 26, 2008
William Jasper III Texas, USA	President and Chief Operating Officer	September 18, 2006
Collin Visaggio Western Australia, Australia	Chief Financial Officer	October 26, 2006
Mark Laurie South Australia, Australia	General Counsel and Corporate Secretary	June 12, 2007

Notes:
(1)	Gaylen Byker acts as Chairman of each of the Board’s Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee and has held such positions throughout 2009.
(2)	Edward Speal is a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and has held such positions throughout 2009.
(3)
Roger Lewis has held the position of Director and member of the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee from his date of appointment and throughout 2009.

(4)	Messrs Grundy and Speal and Dr Byker are also members of the Board’s Reserves Committee.
(5)
Certain information has been furnished by our directors and executive officers.  Such information includes information as to common shares in the Company beneficially owned by them, their places of residence and principal occupations, both present and historical, and potential conflicts of interest.

The term of office of each of the directors of InterOil will expire at the next annual meeting of our shareholders.  All executive officers generally hold office at the pleasure of the Board.

As of February 19, 2010, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 6,211,235 common shares, representing 14.25% of our outstanding issued common shares.  In addition to the common shares owned or controlled or directed, directly or indirectly, by our directors and executive officers, 1,225,000 shares are issuable upon exercise of outstanding options, resulting in directors and executive officers holding 16.18% of our issued common shares on a diluted basis.

Annual Information Form   INTEROIL CORPORATION   39

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.  Dr. Byker, Mr. Lewis and Mr. Speal are the members of each of these committees.  Dr. Byker is the Chairman of each committee.  In addition, the Board has established a Reserves Committee. Mr Speal is Chairman of this committee while Mr Grundy and Dr Byker are members.

The following is a brief description of the background and principal occupations of each director and executive officer at present and during the preceding five years:

Phil E. Mulacek is the Chairman of our Board of Directors and our Chief Executive Officer.  He has held these positions since InterOil’s inception.  Mr. Mulacek is the founder and President of Petroleum Independent Exploration Corporation based in Houston, Texas.  Petroleum Independent Exploration Corporation was established in 1981 for the purposes of oil and gas exploration, drilling and production, and operated across the southwest portion of the United States.  Petroleum Independent Exploration Corporation led the development of our refinery and the commercial activities that were necessary to secure the refinery's economic viability.  Mr. Mulacek has over 25 years experience in oil and gas exploration and production and holds a Bachelor of Science degree in petroleum engineering from Texas Tech University.

Christian M. Vinson is the Executive Vice President of InterOil responsible for Corporate Development & Government Affairs. From 1995 to August 2006, he was our Chief Operating Officer.  Mr. Vinson joined us from Petroleum Independent Exploration Corporation, a Houston, Texas based oil and gas exploration and production company.  Before joining Petroleum Independent Exploration Corporation, Mr. Vinson was a manager with NUM Corporation, a Schneider company involved in mechanical and electrical engineering automation, in Naperville, Illinois where he established of the company’s first office in the United States.  Mr. Vinson earned an Electrical and Mechanical Engineering degree from Ecole d’Electricité et Mécanique Industrielles, Paris, France.

Gaylen J. Byker is President of Calvin College, a liberal arts institution of higher learning, located in Grand Rapids, Michigan.  He is also a director and chairman of the Finance and Audit Committee of Priority Health, Inc, an entity regulated by the State of Michigan Office of Financial and Insurance Services.  Dr. Byker has obtained four university degrees including a PhD in international relations from the University of Pennsylvania and a Doctorate of Jurisprudence from the University of Michigan.  Dr. Byker is a former partner of Offshore Energy Development Corporation where he was head of development, hedging and project finance for gas exploration and transportation projects offshore.  Prior to joining OEDC, he was co-head of commodity derivatives at Phibro Energy, Inc., a subsidiary of Salomon, Inc. and head of the commodity-indexed transactions group at Banque Paribas, New York, with worldwide responsibility for hedging and financing transactions utilizing long-term commodity price risk management.  Dr. Byker was manager of commodity-indexed swaps and financings for Chase Manhattan Investment Bank, New York, and was also a lawyer at Morgan, Lewis & Bockius in Philadelphia, Pennsylvania, U.S.

Roger N. Grundy is the Managing Director of Breckland Ltd, a UK-based engineering consulting firm, and is an internationally recognized expert in the area of refinery efficiency.  Mr. Grundy has acted as a consultant to more than 200 existing refineries on six continents for major oil companies, independents and various banks.  Mr. Grundy has 40 years experience in all areas of oil refinery and petrochemical operations and construction and holds an Honors Degree in Mechanical Engineering from University College, London. He is also a Fellow of the UK Institute of Mechanical Engineers, a member of the American Institute of Chemical Engineers and a member of the Energy Institute.

Edward N. Speal is based in New York and is the Regional Head of Global Structured Finance for the Americas for BNP Paribas.  He has had 25 years in the banking industry.  Previously, Mr. Speal was the President and CEO for BNP Paribas (Canada). Prior to that appointment, he was the Managing Director responsible for the Energy, Project Finance and Corporate Banking businesses for BNP Paribas in Canada.  Mr. Speal was the President and Chief Executive Officer of Paribas Bank of Canada from 1997 to 1999.  Mr. Speal worked in New York for Banque Paribas running its commodity index trading group from 1992 until 1996. From 1989 to 1991, he was Managing Director of R. P. Urfer & Co., working on an exclusive basis for Banque Paribas as Advisory Director assisting in the establishment and development of its global commodity derivatives business.  From 1983 to 1989, Mr. Speal worked for the Chase Manhattan Bank of Canada. Mr. Speal is a Canadian citizen and is a graduate of Queen's University at Kingston where he obtained a Bachelor of Commerce majoring in finance.

Annual Information Form   INTEROIL CORPORATION   40

Roger F. Lewis is an Australian and a former senior finance executive, having spent 22 years with Woodside Energy Ltd in Western Australia, finishing as Group Financial Controller.  Prior to that he worked in commercial and finance roles for over 15 years in the heavy manufacturing industry both in Australia and overseas. He is a Fellow Certified Practicing Accountant (FCPA) with the Australian Society of Certified Practicing Accountants and, since 2000, has been a Commissioner of the Lottery Commission of Western Australia, with particular responsibility for finance and accounting matters.  He is a member of the Commission’s Audit, Remuneration and Major Projects subcommittees.

William J Jasper III is President and Chief Operating Officer of InterOil. Mr. Jasper joined the Company on September 18, 2006 and leads the refining and downstream businesses.  Prior to joining InterOil, Mr. Jasper had worked for Chevron Pipe Line Company since 1974, serving in leadership and management capacities over facilities, pipelines and terminals.  Mr. Jasper has an extensive background in operations and maintenance. Prior to this role Mr. Jasper had served four years as Chairman of the West Texas LPG Partnership Board of Directors.  Mr. Jasper also held positions as President and General Manager of Kenai Pipe Line Company in Alaska, and of West Texas Gulf Pipeline in Texas.

Collin F. Visaggio is the Chief Financial Officer of InterOil.  Mr. Visaggio joined us on July 17, 2006 and was appointed as Chief Financial Officer on October 26, 2006.  He is a Certified Practicing Accountant with a Masters Degree in Business.  He has also attended the Stanford Senior Executive Program in management.  Mr. Visaggio has 24 years of experience in senior financial and business positions within Woodside Petroleum and BP Australia.  His career has given him a broad spectrum of financial and business experience in Exploration and Production, Offshore Gas Production, Oil Refining, LNG and Domestic Gas.  Mr. Visaggio was at Woodside Petroleum from March 1988 until July 2005, with his most recent positions being Manager, Compliance and Business for the Africa business unit, and Manager, Commercial and Planning for the gas business unit.  His responsibilities included the management of the business unit, financial and business processes, and governance.  Prior to this and during his 17 years with Woodside, he was Deputy Chief Financial Officer, Financial Analyst and Planning Manager within the corporate finance group.  Prior to joining InterOil, Mr. Visaggio was Chief Financial Officer for Alocit Group Ltd from July 2005 until March 2006.

Mark Laurie is General Counsel and Corporate Secretary of InterOil. Mr. Laurie joined us on June 12, 2007. He holds Law and Economics degrees from the University of Adelaide in South Australia. He was admitted to practice law as a barrister and solicitor in Australia in 1991. Mr. Laurie was also appointed a notary public in 1997.  Prior to joining InterOil, and from August 2003, he was Company Secretary, General Counsel, Manager Corporate and Investor Relations, and Manager - Town Infrastructure with Lihir Gold Limited, a Papua New Guinea gold mining company listed in Australia, the United States and in Papua New Guinea. Mr. Laurie lived in Papua New Guinea throughout this period.  Immediately prior to working for Lihir Gold, he worked as Commercial Manager for the Electronic Systems Division of Tenix Defence Pty Limited, a privately held government contractor specializing in high-tech electronic and computer engineering work for defence and other applications. Between mid-1996 and December 2001, he held positions as General Counsel, Company Secretary and Vice President of Investor Relations with F.H. Faulding and Co. Limited, an Australian based multinational pharmaceutical and health care company listed in Australia and the United States. Prior to that Mr. Laurie worked with commercial law firms in Ottawa, Canada and Adelaide, South Australia.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors and officers of InterOil will be subject in connection with the operations of InterOil.  Situations may arise where some of the business activities of the directors and officers will be in direct competition with InterOil.  In particular, certain directors and officers of InterOil will be in managerial or director positions with other oil and gas companies, whose operations may, from time to time, be in direct competition InterOil or entities which may, from time to time, provide financing to, or make equity investments in, competitors of InterOil. In addition, certain of the directors have on-going relationships with other entities in respect of which InterOil has entered or may enter into material agreements or has a business relationship.  These relationships may create a real or perceived conflict of interest.

Conflicts, if any, will be subject to the procedures and remedies in the YBCA.  The YBCA provides that a director or officer shall disclose the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, if the director or officer: is a party to the contract or transaction,  is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or has a material interest in a party to the contract or transaction, and shall refrain from voting on any matter in respect of such contract or transaction unless otherwise provided under the YBCA. InterOil intends to resolve all conflicts of interest in accordance with the provisions of the YBCA.

Annual Information Form   INTEROIL CORPORATION   41

Relationships and interests which have been disclosed as potentially giving rise to conflicts of interest include;

•
P.I.E. Group, LLC, which entity is controlled by Mr. Mulacek and in which entities controlled by Dr. Byker also have an ownership interest, holds small ownership interests (0.01%) in SPI Exploration & Production Corporation and S.P.I. Distribution Limited which are subsidiaries of the Company.  In addition, Petroleum Independent and Exploration Corporation, which company is controlled and partly owned by Mr. Mulacek, owns an interest in and acts as General Manager of SP InterOil, LDC, another subsidiary of the Company.

•
Mr. Speal occupies a senior position with BNP Paribas in New York.  This bank provides, through its Singapore office, certain credit facilities to finance the purchase of cargoes of crude oil and other petroleum products for InterOil’s refining activities, and to support its hedging positions. (See “Material Contracts – Secured Revolving Crude Import Facility”).  The bank is also acting for InterOil in an advisory capacity associated with the sale of a portion of our interest in the Elk and Antelope fields and in the LNG Project.

•	Mr. Grundy is a principal of Breckland Limited, which entity provides technical engineering advisory services to InterOil on customary commercial terms.

See also under the heading “Interests of Management and Others in Material Transactions”.

AUDIT COMMITTEE

Charter of the Audit Committee

The full text of the Charter of the Audit Committee is attached as Schedule C to this Annual Information Form.

Composition of the Audit Committee

The current members of the Audit Committee are Dr. Gaylen Byker, Mr. Edward Speal and Mr. Roger Lewis.  All members held their positions throughout 2009.

Dr. Byker, Mr. Speal and Mr. Lewis are independent and financially literate within the meaning of NI 52-110.

Relevant Education and Experience

The relevant education and experience of the current members of the Audit Committee is set out in detail under the heading “Directors and Executive Officers”:

This education and experience is such that each member has an understanding of the accounting principles used by InterOil to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues raised by InterOil’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee is authorized and required by the Board to review, discuss and pre-approve non-audit services to be performed by the external auditors, save where such services are subject to the de-minimis exceptions described in the U.S. Securities Exchange Act of 1934.  In the event that non-audited services are required, a documented scope and estimate are submitted by the Company’s auditors to the Chairman of the Committee who will consult with other committee members, as necessary, before providing any approval on the Committee’s behalf.

Annual Information Form   INTEROIL CORPORATION   42

External Auditor Service Fees

PricewaterhouseCoopers, Chartered Accountants have served as InterOil's auditors since June 6, 2005.  The following table sets forth the Audit Fees, Audit – Related Fees, Tax Fees and All Other Fees billed by PricewaterhouseCoopers in each of the last two financial years.

PricewaterhouseCoopers

	2009	2008
Audit Fees(1)	$1,557,328	$1,416,583
Audit-Related Fees(2)	$35,144	$170,404
Tax Fees(3)	$557,693	$473,493
All Other Fees(4)	$47,718	$39,192
Total	$2,197,883	$2,099,672

Notes:
1.	"Audit Fees" means the aggregate fees billed by the issuer's external auditor in each of the last two fiscal years for audit fees
2.
"Audit-Related Fees" means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the issuer's external auditor that are reasonably related to the performance of the audit or review of the issuer's financial statements and are not reported as Audit Fees above.

3.	"Tax Fees" means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the issuer's external auditor for tax compliance, tax advice, and tax planning.
4.
"All Other Fees" means the aggregate fees billed in each of the last two fiscal years for products and services provided by the issuer's external auditor, other than the services reported as Audit Fees, Audit-Related Fees and Tax Fees above and principally relate to the unaudited quarterly reporting of our subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company's Chief Executive Officer, Phil Mulacek, and his controlled entities Petroleum Independent & Exploration Corporation and P.I.E. Group, LLC, together with the Company and certain of its subsidiaries, are defendants in Todd Peters, et. al. v. Phil Mulacek et. al.; Cause No. 05-040-03592-CV; pending in the 284th District Court of Montgomery County, Texas.  The plaintiffs are members of a partnership that bought a modular oil refinery that was subsequently, through a series of transactions, sold to a subsidiary of the Company.  Plaintiffs contend that Mr. Mulacek and his controlled entities breached fiduciary duties owed to the plaintiffs and also assert claims for common law fraud, fraudulent inducement, statutory fraud, securities fraud, breach of contract, investor oppression, conversion, theft, money had and received, and tortious interference with a contract.   Plaintiffs assert claims both individually and, in the alternative, derivatively on behalf of the partnership.  Plaintiffs seek to impose liability on the Company and certain of its subsidiaries for those alleged acts through claims of ratification, conspiracy, aiding and abetting, joint enterprise, and knowing participation in the breach of another's fiduciary duty.  Plaintiffs further seek to impose liability on the Company and certain of its subsidiaries directly through the claims of conversion, theft, constructive trust and tortious interference with a contract.   In late July 2009, plaintiffs amended their petition adding sixteen new plaintiffs.   Plaintiffs have  proposed  numerous alternative methods of calculating their alleged damages,  all of which are based at least partially on the Company's share price which fluctuates over time .  Thus, it is difficult   to determine the total amount of actual damages plaintiffs' seek.  If, however, plaintiffs are successful in obtaining a favorable verdict,  actual  damages could exceed $125,000,000.  Plaintiffs also seek unspecified punitive damages, attorneys' fees, expenses and court costs.  The case is set for trial beginning in October 2010.  The Company and other defendants are vigorously contesting the matter.  If however, plaintiffs succeed in obtaining a judgment in the amount they seek, it could have a material adverse effect on the Company or its subsidiaries.

During 2008, certain disputes and litigation arose between us and MLPLC and companies affiliated to it relating to or arising from the LNG Project and PNG LNG Inc.  On February 27, 2009, a settlement agreement was entered into whereby the parties settled and agreed to release all of their outstanding claims against each other and dismissed the litigation with prejudice.  In addition, the parties granted mutual releases and entered into arrangements for the acquisition of Merrill Lynch’s interests in the Joint Venture Company and in the LNG Project by its other existing shareholders, InterOil LNG Holdings Inc and Pacific LNG Operations Ltd. (See “Material Contracts – Share Purchase and Sale and Settlement Agreement dated February 27, 2009”).

Annual Information Form   INTEROIL CORPORATION   43

In addition to the above, from time to time the Company is involved in various claims and litigation arising in the normal course of business.  While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During 2009, we renewed our $190.0 million revolving crude import credit facility with BNP Paribas through its Singapore office.  This facility is employed to finance the purchase of cargoes of crude oil and other petroleum products for our refinery, and to support its hedging positions. We also engaged BNP Paribas Capital in Singapore to help advise us in relation to the sale of a portion of our interest in the Elk and Antelope fields and in the LNG Project.  One of our directors, Mr Edward Speal, is the Regional Head of Global Structured Finance for the Americas for BNP Paribas based in New York.

Breckland Limited provides technical and advisory services to us on customary commercial terms.  Roger Grundy, one of our directors, is a director and principal of Breckland and he provides consulting services to us as an employee of that company.  Breckland was paid $39,416 in respect of consulting fees and expenses during 2007. No payments for consulting services were made to Breckland Limited in 2008 or 2009.

Other than as discussed above, there are no material interests, direct or indirect, of directors, executive officers of the Company or any person or company that is the direct or indirect beneficial owner of or who exercises control or direction over, more than 10% of the outstanding common shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

See also under the heading “Directors and Executive Officers – Conflicts of Interest”.

MATERIAL CONTRACTS

The following represent material contracts entered into or still in effect during 2009:

Share Purchase and Sale and Settlement Agreement dated February 27, 2009

The Settlement Agreement effected the resolution and settlement of all disputes between each of InterOil, Merrill Lynch and  Pac LNG and their respective affiliates in connection with PNG LNG, the joint venture company established in 2007 by InterOil LNG Holdings Inc. ("InterOil Holdings"), an affiliate of InterOil, MLPLC, an affiliate of Merrill Lynch, and Pac LNG to construct the proposed LNG plant on a site adjacent to InterOil's refinery in Papua New Guinea.  The parties entered into a shareholders' agreement governing PNG LNG (the "LNG Project Shareholders Agreement" referred to below), which was considered to be a key milestone in furthering the proposal for the construction of the LNG plant.  In connection with the LNG Shareholders Agreement, PNG LNG issued two class "A" shares to InterOil Holdings, two class "A" shares to MLPLC and one class "A" share to Pac LNG.  PNG LNG also issued class "B" shares with a fair value of $100,000,000 to InterOil in recognition of its contribution to the LNG Project at the time of signing the LNG Shareholders Agreement and issued class “B” shares to MLPLC and Pac LNG.  The class "A" shares represent the voting rights in PNG LNG, while the class "B" shares represent the economic interest in the LNG project.

Pursuant to the Settlement Agreement, each of InterOil, Pac LNG and their affiliates released Merrill Lynch and its affiliates, and Merrill Lynch and its affiliates released InterOil, Pac LNG and their affiliates, from all current claims arising under the LNG Shareholders' Agreement and certain other agreements entered into in connection with PNG LNG and the development of the proposed LNG plant.

As part of the Settlement Agreement, MLPLC transferred all of its interest in PNG LNG to InterOil Holdings (as to 50%) and to Pac LNG (as to 50%) in exchange for: (i) a payment by InterOil to MLPLC of $11,250,000 paid through the issuance of the Registrable Securities and (ii) a payment by Pac LNG  to MLPLC of $11,250,000 paid through the transfer of 499,834 common shares of InterOil held by Pac LNG to MLPLC and cash in an amount of $1,000,000.  Upon closing of the Settlement Agreement on February 27, 2009, InterOil (through InterOil LNG) and Pac LNG became the sole shareholders of PNG LNG and Merrill Lynch and its affiliates no longer held any interest in PNG LNG or the proposed LNG project.

Annual Information Form   INTEROIL CORPORATION   44

Investment Agreement dated October 30, 2008

On October 30, 2008, Petromin, a government entity mandated to invest in resource projects on behalf of the State, together with its subsidiary, Eda LNG Limited (“Eda”), entered into an agreement with InterOil and its subsidiary, SPI (208) Limited, under which Eda has agreed to take a 20.5% direct interest in the Elk and Antelope fields and to fund 20.5% of the costs of developing those fields.  The interest and funding was contingent upon Petromin’s nomination by the State as the entity designated to hold the State’s interest in accordance with PNG’s Oil & Gas Act and upon issuance of the PDL which nomination has now occurred. Certain funding, in relation to sunk costs, is contingent upon grant of a PDL for the field.  The interest and funding commitment may be increased to 22.5% subsequent to grant of a PDL in the event that Petromin is also nominated to hold the 2% interest also provided for under the Oil & Gas Act on behalf of relevant landowners.

Amended and Restated Common Share Purchase Agreement dated June 10, 2008

We entered into the Amended and Restated Common Share Purchase Agreement with Pac LNG, Ltd on June 10, 2008.  This agreement amended and restated, and replaced, the Common Share Purchase Agreement of May 5, 2008. Under the Agreement, Pac LNG, an affiliate of Clarion Finanz A.G., and to whom Clarion had assigned its relevant rights and interests, agreed to convert the promissory notes issued to Clarion by InterOil in May 2006 totaling $60 million (being a portion of the $130 million secured credit bridging facility provided with Merrill Lynch Capital Corporation in May 2006) into 2,649,007 of InterOil’s common shares on the basis of a calculation yielding a deemed purchase price for the shares of $22.65 per share. An additional 79,470 common shares were issued as payment of a fee for the transaction at the same deemed issue price.

LNG Project Shareholders Agreement dated July 30, 2007

The shareholders’ agreement dated July 30, 2007 by and between InterOil LNG Holdings Corporation.  Merrill Lynch PNG LNG Corporation (“Merrill”) and Pacific LNG Operations Ltd (“PAC LNG”) (the “Shareholders”) provides for the establishment of the Joint Venture Company with respect to the LNG Project described in more detail under the heading “Description of the Business – Midstream -Liquefaction”.  It sets out the rights and obligations of the Shareholders and the terms governing their relationship and provides that the authorized share capital structure of the Joint Venture Company is to be made up of Class A Shares and Class B Shares.   No other classes of shares may be issued.  Only holders of Class A Shares have voting rights and the right to appoint directors to the Board of the Joint Venture Company.  Class B shares recognize the parties’ economic interests in the Joint Venture Company and in the LNG Project.  The agreement allows for the admission of one or more strategic investors as Class A and/or B shareholders subject to the prior approval of each existing Shareholder. The agreement also allows for the State to elect to purchase up to 10% of the issued and outstanding shares in Liquid Niugini Gas Limited (a wholly owned subsidiary of the Joint Venture Company).

Pursuant to the Share Purchase and Sale and Settlement Agreement dated February 27, 2009 under which InterOil and Pac LNG acquired all of Merrill’s interest in the Joint Venture Company, Merrill retained no ongoing economic interest, legal rights or involvement in the LNG Project.  This shareholders agreement, while still in effect, must still be revised to respond to that change.

For updated information, see “General Development of the Business – Three Year History – Midstream – Liquefaction Segment” and “Legal Proceedings and Regulatory Actions”.

Secured Revolving Crude Import Facility renewed on September 16, 2009 and originally dated August 12, 2005

We, through our subsidiary E.P InterOil Limited, entered into a Secured Revolving Crude Import Facility Agreement with BNP Paribas, Singapore Branch on August 12, 2005 under which credit up to $150 million was made available to us for the purchase of crude oil supplies for our refinery  in exchange for payment of certain interest and fees.  The facility is secured against crude oil inventories held by us and subject to our continuing to meet certain covenants and conditions, and to annual review and renewal. In August 2006, the facility was increased to $170 million.  In August 2007, the facility and agreement was again renewed at the same level.  In 2008, the overall facility limit was increased temporarily to $210 million and, on November 30, 2008, was reduced to $190 million to accommodate higher crude prices and resulting increases in working capital requirements.  On September 16, 2009, the facility was renewed until December 31, 2010 with a facility limit of $190.0 million.

Annual Information Form   INTEROIL CORPORATION   45

Amended and Restated Indirect Participation Interest Agreement dated February 25, 2005

In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us $125 million and we agreed to drill eight exploration wells in Papua New Guinea on PPLs 236, 237 and/or 238.  We have drilled four of these eight exploration wells to date.  The terms of this agreement are described under the heading “Description of Our Business—Upstream-Exploration and Production—Indirect Participation Agreements.”.  Under the agreement, investors are also required to contribute their proportionate share of completion costs associated with the eight exploration wells and to subsequent development and appraisal works. In the event that exploration proves successful, investors may elect to convert their interests to direct working interests in the relevant PDL, or may continue to maintain indirect participation interests.  Investors also have the right, prior to completion of the eighth well, to convert their interest into our common shares, based upon a certain formula set out in the agreement. Some investors have elected to waive this conversion right.  This agreement was amended by Amendment No. 1 signed on November 5, 2007.  The amendment allows InterOil to pay from the joint account all commissions and other expenses incurred in connection with structuring this Agreement, soliciting investors and otherwise entering into the agreement.

Amended Indirect Participation Interest Agreement dated May 12, 2004

We entered into an Amended Indirect Participation Interest Agreement with PNG Energy Investors, LLC on May 12, 2004.  This agreement grants PNG Energy Investors, LLC the right to acquire up to a 4.25% working interest in sixteen exploration wells following our drilling of an initial eight exploration wells.  As of December 31, 2009, we had drilled six exploration wells associated with this program.  PNG Energy Investors, LLC will have the right to acquire a working interest in the ninth through the twenty fourth exploration wells and in order to participate PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.

Drilling Participation Agreement dated July 21, 2003

During 2004, we raised $12.2 million from PNGDV, as agent and trustee for its investors, pursuant to the Drilling Participation Agreement dated July 21, 2003 with InterOil.  Under this agreement PNGDV had the right to acquire a working interest in our first sixteen exploration wells equal to 13.5% multiplied by the result of eight divided by the number of exploration wells we drill.  PNGDV will be required to pay its share of any completion costs for future exploration wells or future development costs if an exploration well is a commercial success.  As of December 31, 2005, PNG Drilling Ventures Limited had converted $2.5 million of their investment into 141,545 of our common shares. In May 2006, PNGDV converted their remaining interest into an additional 575,575 shares and also retained a 6.75% interest in the next four wells. Elk–1 was the first of these wells and Antelope-1 the second. PNGDV also has the right to participate in a further sixteen wells to follow the four mentioned above up to a level of 5.75% at a cost per well of $112,500 per 1% (with higher amounts to be paid if the depth exceeds 3,500 metres and the cost of the well exceeds $8.5 million).

OPIC Loan Agreement dated June 12, 2001

An $85 million loan from OPIC to EP InterOil Limited, a subsidiary of InterOil, was used to finance the construction of our refinery at Napa Napa, Port Moresby (see under the heading “Description of the Business – Midstream - Refining”) and is secured by all of the refinery’s capital assets.  The loan matures on December 31, 2015 and requires semi-annual principal payments of $4.5 million and semi-annual interest payments.  Pursuant to an amendment entered into on February 14, 2008, certain principal payments, originally due during 2007, were deferred so that they are now due on June 30 and December 31, 2015, respectively. These deferred payments were subject to a requirement that if we undertook a capital raising of a certain magnitude, sold all or part of the refinery or if the net income of the refinery reached a certain level, these deferred payments would be payable to OPIC. On June 1, 2009, OPIC agreed to waive those restrictions and the schedule of payments was amended to reflect this such that the principal payment will not be due until 2015.   Each disbursement under the loan bears interest at a rate equal to a weighted average of treasury rates at the time of disbursement plus 3.0%. During 2009, the weighted average interest rate of all disbursements pursuant to this loan agreement was 6.89%.  During the year ended December 31, 2009, two installments of $4.5 million and the accrued interest on the loan were paid.

Annual Information Form   INTEROIL CORPORATION   46

Refinery Project Agreement

On May 29, 1997, we entered into a project agreement with the State under which we agreed to construct and operate a refinery in Port Moresby, Papua New Guinea.  The project agreement expires on January 31, 2035.  In the project agreement, the State has agreed to use its best efforts to enable us to purchase sufficient crude oil produced in Papua New Guinea for the refinery to run at full capacity.  If necessary, these efforts would include proposing legislation and issuing executive orders or policy directives.  In addition, the government of Papua New Guinea has agreed that future agreements between Papua New Guinea and producers of oil in Papua New Guinea will contain provisions requiring such producers to sell oil produced in Papua New Guinea to local refineries to meet Papua New Guinea’s requirements for refined petroleum products.  The purchase price for this oil will be the prevailing fair market price of such oil at the time of purchase. The Refinery Project Agreement also provides that the State will take all actions necessary to ensure that local distributors of petroleum products in Papua New Guinea purchase such product first and foremost from the local refinery at the IPP.  In general, the IPP represents the equivalent price that would be paid in Papua New Guinea for a refined product if it were imported.  For each refined product produced and sold locally in Papua New Guinea, the IPP was originally calculated by adding the costs that would typically be incurred to import such product to the average Posted Price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts’ price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.  This pricing model has since been jointly reviewed by the State and InterOil due to the cessation of Singapore Posted Prices.  The basis of calculating IPP price was revised in November 2007 to an interim agreement and then amended in June 2008 to a modified IPP formula by changing the benchmark price for each refined product from ‘Singapore Posted Prices’, which is no longer being updated, to ‘Mean of Platts Singapore’ (‘MOPS’), which is the interim benchmark price for refined products in the Asia Pacific region, plus an agreed premium.  The project agreement provides that, until December 31, 2010, income from the refinery will not be taxed.

Each of the above material agreements have been filed on SEDAR and are available through the SEDAR website at, www.sedar.com.

All other contracts entered or still in effect during 2009 were done so in the ordinary course of our business or were not material to us.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares and the Series A Preferred Shares is Computershare Investor Services, Inc.

Transfer Agent and Registrar

Main Agent

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2YI
Tel:  1-800-564-6253 (toll free North America)
Fax:  1-888-453-0330 (toll free North America)
E-mail:  service@computershare.com
Website: www.computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401
U.S.A.
Tel:  1-800-962-4284 (toll free North America)
International: 1-514-982-7555

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INTERESTS OF EXPERTS

PricewaterhouseCoopers, Chartered Accountants, are the Corporation's auditors and have audited the financial statements of the Corporation for the year ended December 31, 2009.  As at the date hereof, PricewaterhouseCoopers are independent within the meaning of Public Company Oversight Board Rule 3520.

Information relating to reserves of the Corporation set forth in the Statement of Reserves Data and Other Oil and Gas Information was evaluated by GLJ Petroleum Consultants Limited, as independent qualified reserves evaluators.  As at the date hereof, the principals of GLJ Petroleum Consultants Limited, did not hold any registered or beneficial ownership interests, directly or indirectly in the Common Shares.

ADDITIONAL INFORMATION

Additional information, including that related to directors’ and officers’ remuneration, principal holders of our common shares and securities authorized for issuance under equity compensation plans will be contained in our Information Circular for our upcoming annual meeting of shareholders expected to be held in June 2010.  Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2009 and related 2009 MD&A.  Our audited financial statements, 2009 MD&A, Information Circular and additional information can be found on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on our website at www.interoil.com.

Copies of the financial statements, 2009 MD & A and any additional copies of this AIF may also be obtained by contacting Mr Anesti Dermedgoglou, Vice President of Investor Relations at Level 1, 60-92 Cook Street, Portsmith, Queensland 4870, Australia; Telephone:  +61 (7) 4046-4600.

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Schedule A – Report of Management and Directors on Oil and Gas Disclosure

FORM 51-101F3 REPORT OF
MANAGEMENT AND DIRECTORS
ON OIL AND GAS DISCLOSURE

Management of InterOil Corporation (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with the securities regulatory requirements. This information includes resources as at December 31, 2009.

An independent qualified reserve evaluator has evaluated the Company's reserves data.  The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has, on the recommendation of the Reserves Committee, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing resources data and other oil and gas information;

(b)	the filing of the Form 51-102F2 which is the report of the independent qualified reserves evaluator on the data; and

(c)	the content and filing of this report.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED effective March 1, 2010.

"Phil E. Mulacek"	"Roger Grundy"
Phil E. Mulacek Chief Executive Officer	Roger Grundy Director

"Collin F. Visaggio"	"Edward Speal"
Collin F. Visaggio Chief Financial Officer	Edward Speal Director

Annual Information Form   INTEROIL CORPORATION   49

FORM 51-101F2

REPORT ON RESOURCES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of InterOil Corporation (the "Company"):

1.
We have prepared an assessment of the Company’s resources data as at December 31, 2009. The resources data are estimates of low, best and high estimates of contingent resources as at December 31, 2009.

2.	The resources data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the resources data based on our assessment.

We carried out our assessment in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an assessment to obtain reasonable assurance as to whether the resources data are free of material misstatement. An assessment also includes assessing whether the resources data are in accordance with principles and definitions in the COGE Handbook.

4.	The following table sets forth the estimates of low, best and high estimates of contingent resources as at December 31, 2009:

Independent Qualified Reserves	Description and Preparation Date of Assessment	Location of Reserves (Country or Foreign Geographic	Company Gross Contingent Resources MMBOE
Evaluator	Report	Area)	Low	Best	High

GLJ Petroleum Consultants	February 16, 2010	Papua New Guinea	660.6	873.2	1063.6

5.	In our opinion, the resources data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the resources data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that resources are categorized according to the probability of their recovery.

8.
Contingent resources estimates will not be classified as reserves until the following contingencies are satisfied: (i) sanctioning of the facilities required to process and transport marketable natural gas, (ii) confirmation of a market for the marketable natural gas, and (iii) determination of economic viability. Contingent resources entail commercial risk not applicable to reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

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EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 19, 2010

Keith M. Braaten, P. Eng.
Executive Vice-President

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Schedule C – Audit Committee Charter

INTEROIL CORPORATION
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

This Audit Committee Charter (the "Charter") sets forth the purpose and membership requirements of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of InterOil Corporation (the "Company") and establishes the authority and responsibilities delegated to it by the Board.

1.
Purpose.  The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities relating to the Company’s corporate accounting and financial reporting processes and the audits of the Company’s financial statements.  In fulfilling this function, the Committee’s primary duties and responsibilities are to:

•
Serve as an independent and objective party to oversee the integrity of the Company’s financial statements and to monitor the Company’s financial reporting process and systems of internal controls regarding financial, accounting, and legal compliance.

•	Monitor the qualifications, independence and performance of the Company’s independent auditors and the performance of the Company’s internal auditing function.

•	Provide an avenue of communication between the Board and the independent auditors, management and the internal auditor.

•	Report actions of the Committee to the Board with such recommendations as the Committee may deem appropriate.

The Committee shall be empowered to conduct or cause to be conducted any investigation appropriate to fulfilling its responsibilities, and shall have direct access to the independent auditors, the internal auditor and Company employees as necessary.  The Committee shall be empowered to retain, at the Company’s expense, independent legal, accounting, or other consultants or experts as the Committee deems necessary in the performance of its duties.  The Committee shall have sole authority to approve related fees and retention terms.

2.	Committee Membership.

2.1.
Composition and Appointment.  The Committee shall consist of three or more members of the Board.  The Board shall designate members of the Committee.  Membership on the Committee shall rotate at the Board’s discretion.  The Board shall fill vacancies on the Committee and may remove a Committee member from the membership of the Committee at any time without cause.  Members shall serve until their successors are appointed by the Board and as otherwise required by applicable law or the rules of the New York Stock Exchange ("NYSE").

2.2.
Independence and Financial Literacy.  Each member of the Committee must meet the independence, or an applicable exception, financial literacy, and experience requirements of the NYSE rules and applicable Canadian and U.S. federal securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission ("SEC").  In addition, at least one member of the Committee must be financially sophisticated, as determined by the Board, for purposes of applicable NYSE rules.

2.3.
Service on Multiple Audit Committees.  If a member of the Committee serves on the audit committee (or, in the absence of an audit committee, the board committee performing equivalent functions, or in the absence of such committee, the board of directors) of more than two other public companies, the Board must affirmatively determine that such simultaneous service on multiple audit committees will not impair the ability of such member to serve on the Committee.

2.4.
Subcommittees.  The Committee may form and delegate authority to subcommittees consisting of one or more members, including the authority to grant pre-approvals of audits and permitted non-audit services, provided that decisions of said subcommittee to grant pre-approvals shall be presented to the full Committee at its next scheduled meeting.

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3.	Meetings.

3.1.
Frequency of Meetings.  The Committee shall meet at least quarterly, or more frequently as circumstances dictate.  The schedule for regular meetings of the Committee shall be established by the Committee.  The Chairperson of the Committee may call a special meeting at any time he or she deems advisable.  Meetings may be by written consent.  When necessary, the Committee will meet in executive session outside the presence of any senior executive officer of the Company.  The Committee and any other independent members of the Board that are not members of the Committee will meet in executive session, without the presence of non-independent directors and management at least once annually.

3.2.	Minutes. Minutes of each meeting of the Committee shall be kept to document the discharge by the Committee of its responsibilities.

3.3.
Quorum.  A quorum shall consist of at least one-half of the Committee’s members, but no fewer than two persons.  The act of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee.

3.4.
Agenda.  The Chairperson of the Committee shall prepare an agenda for each meeting of the Committee, in consultation with Committee members and any appropriate member of the Company’s management or staff, as necessary.  As requested by the Chairperson, members of the Company’s management and staff shall assist the Chairperson with the preparation of any background materials necessary for any Committee meeting.

3.5.
Presiding Officer.  The Chairperson of the Committee shall preside at all Committee meetings.  If the Chairperson is absent at a meeting, a majority of the Committee members present at a meeting shall appoint a different presiding officer for that meeting.

3.6.
Private Meetings. The Committee may meet privately with management, the chief executive officer ("CEO"), the general counsel, the internal auditor, the independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.

4.	General Review Procedures.

4.1.
Annual Report Review.  The Committee shall review with management, the independent auditors, and the internal auditors, the Company’s year-end financial results prior to the release of earnings and the Company’s year-end financial statements prior to filing or distribution.  Such review shall also include the Company’s disclosures that are to be included in the Company’s Annual Information Form, Annual Report, Management’s Discussion and Analysis for the year and Annual Report on Form 40-F.  The Committee shall also discuss with management, the independent auditors and the internal auditors any significant issues or findings or any changes to the Company’s accounting principles, any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61, as amended, and various topics and events that may have a significant impact on the Company or that are the subject of discussions between management and the independent auditors.  The Committee shall approve the audited financial statements and recommend to the Board whether or not the audited financial statements should be filed on SEDAR and included in the Company’s Annual Report on Form 40-F for the last fiscal year.

4.2.
Quarterly Report Review.  The Committee shall review with management, the internal auditors, and the independent auditors (if the independent auditors were involved in a review of such financial statements), (i) the Company’s interim financial results prior to the release of earnings, the Company’s interim financial statements prior to filing or distribution and the disclosures that are to be included in the Company’s Management’s Discussion and Analysis for each quarter and Form 6-K and (ii) the operation of the Company’s internal controls and any special steps adopted in light of material control deficiencies.  The Committee shall discuss with management, the internal auditors and the independent auditors (if required by GAAP, NYSE rules, or applicable Canadian and U.S. federal securities laws), any significant findings or any changes to the Company’s accounting principles and any items required to be communicated by the independent auditors in accordance with Statement on Auditing Standards No. 61 as amended.

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4.3.
Canadian and SEC Filings Review.  The Committee shall review with financial management and the independent auditor (if the independent auditors were involved in a review of such financial statements) filings with Canadian securities regulators and the SEC which contain or incorporate by reference the Company’s financial statements or Management’s Discussion and Analysis and consider whether the information in these documents is consistent with information contained in the financial statements.

4.4.
Reporting System Review.  In consultation with management, the independent auditors, and the internal auditors, the Committee shall consider the integrity of the Company’s financial reporting processes and controls, including computerized information system controls and security.  The Committee shall review and discuss with management the Company’s significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures.  The Committee shall review significant findings prepared by the independent auditors and the internal auditors together with management’s responses, including the status of previous recommendations.

4.5.
Non-GAAP Financial Data Review.  The Committee shall review and discuss with management earnings including the use of “pro forma,” “adjusted” or other non-GAAP information, financial guidance and other press releases of a material financial nature, as well as financial information and earnings guidance provided to analysts and rating agencies.  Such discussion may be done generally consisting of discussing the types of information to be disclosed and the types of presentations to be made.

4.6.
Off-Balance Sheet Review.  The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

4.7.
Risk Assessment.  Although it is the job of the CEO and senior management to assess and manage the Company’s exposure to risks, the Committee shall discuss guidelines and policies to govern the process by which risk assessment and risk management is addressed.

4.8.
Audit Difficulties.  The Committee shall review with the independent auditor any audit problems or difficulties encountered in the course of the audit work and management’s response, any restrictions on the scope of activities or access to requested information; and any significant disagreements between auditors and management.  The Committee shall work to resolve disagreements that may have occurred between auditors and management related to the Company’s financial statements or disclosures.

4.9.	Hiring Approval. The Committee shall approve the hiring of any employee or former employee of the independent auditor.

4.10.
Financial Officer Code of Ethics Review.  The Committee shall review and periodically recommend modifications to the Company’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers.

4.11.
Certification Review.  The Committee shall review disclosures made to the Committee by the Company’s CEO and CFO during the certification process for the audited annual financial statements, interim financial statements, related Management’s Discussion and Analysis and Form 40-F concerning significant deficiencies or material weaknesses in internal controls and any fraud.

4.12.
Legal Counsel Review.  On at least an annual basis, the Committee shall review with the Company’s legal counsel any legal matters that could have a significant impact on the Company’s financial statements or the Company’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

5.	Independent Auditors.

Auditor Performance Review.  The Committee shall confirm with the independent auditors their ultimate accountability to the Committee.  The independent auditors will report directly to the Committee.  The Committee will ensure that the independent auditors are aware that the Chairperson of the Committee is to be contacted directly by the independent auditor (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Committee.  The Committee shall review and evaluate the performance of the auditors and the lead partner on the independent auditor team.

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Approval of Independent Auditor and Pre-Approval of Services.  The Committee shall be directly responsible for the appointment, compensation, retention, termination, and oversight of the work of the independent auditors engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  The Committee shall pre-approve all auditing services, including the compensation and terms of the audit engagement, and all other non-audit services to be performed by the independent auditors, subject to the de-minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934 which are approved by the Audit Committee prior to the completion of the audit.  The Committee shall periodically discuss current year non-audit services performed by the independent auditors and review and pre-approve all permitted non-audit service engagements.

Auditor Independence.  The Committee shall oversee the independence of the independent auditors by, among other things, (i) on an annual basis, receiving from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard No. 1, that could impair the auditors’ independence; (ii) actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors; and (iii) taking, or recommending to the Board the appropriate action to be taken, in response to the independent auditors’ report to satisfy itself of the independent auditors’ independence.

Auditor Report.  The Committee shall annually obtain from the independent auditor and review a written report describing (i) the independent auditor’s internal quality-control procedures; and (ii) any material issues raised by (a) the independent auditor’s most recent internal quality-control review, or peer review or (b) any inquiry or investigation by governmental or accounting profession authorities, in each case, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues.

Audit Partner Rotation.  The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.  The Committee shall obtain, annually, from the independent auditor a written statement confirming that neither the lead (or coordinating) audit partner having primary responsibility for the Company’s audit nor the audit partner responsible for reviewing the Company‘s audit has performed audit services for the Company in each of the Company’s five previous fiscal years.

Internal Controls Report.  Beginning in fiscal year 2006 or earlier if required by applicable accounting rules or Canadian and U.S. federal securities laws, the Committee shall annually obtain from the independent auditor a written report in which the independent auditor attests to and reports on the assessment of the Company’s internal controls made by the Company’s management.  The Committee shall review and discuss with management, the independent auditor, and the Company’s independent auditor (i) the adequacy and effectiveness of the Company’s internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management; (ii) the Company’s internal audit procedures; and (iii) the adequacy and effectiveness of the Company’s disclosures controls and procedures, and management reports thereon.

National Office Consultation.  The Committee shall discuss with the national office of the independent auditor issues on which they were consulted by the Company’s audit team and matters of audit quality and consistency.

Audit Planning.  The Committee shall review and discuss with the independent auditors their audit plan and engagement letter and discuss with the independent auditors and the internal auditor the scope of the audit, staffing, locations, reliance upon management, and internal audit and general audit approach.

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Accounting Principles.  The Committee shall consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting, including critical accounting policies and practices used by the Company, GAAP alternatives discussed with management (including the ramifications and the auditor’s preferred treatment) and any other material written communications between the independent auditor and management.

Auditor Assurance.  The Committee shall obtain from the independent auditor assurance that Section 10A of the Securities Exchange Act of 1934, addressing the reporting of illegal acts, has not been implicated.

Additional Auditors.  The Committee shall review the use of auditors other than the independent auditor where management has requested a second opinion or another auditor is proposed to be engaged for other reasons.

6.	Internal Audit Department and Legal Compliance.

Budget and Plan.  The Committee shall review the budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal auditor.  The internal auditor function shall be responsible to senior management, but shall have a direct reporting responsibility to the Board through the Committee.  The internal auditor will be responsible for contacting the Chairperson of the Committee directly (i) to review items of a sensitive nature that can impact the accuracy of financial reporting or (ii) to discuss significant issues relative to the overall Board responsibility that have been communicated to management but, in the internal auditor’s judgment, may warrant follow-up by the Committee.

Approval of Internal Auditor.  The Committee shall review and approve the appointment, performance, dismissal and replacement of the internal auditor or the entity retained to provide internal audit services.

Internal Audit Review.  The Committee shall review a summary of findings from completed internal audits and, where appropriate, review significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.

7.	General Audit Committee Responsibilities.

Code of Ethics for the Chief Executive Officer and Senior Financial Officers.  The Committee shall inquire of management, the independent auditor and the internal auditor as to their knowledge of (i) any violation of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, (ii) any waiver of compliance with such code, and (iii) any investigations undertaken with regard to compliance with such code.  The Committee may make recommendations to the Board regarding the waiver of any provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, however any waiver of such code may only be granted by the Board.  All waivers granted by the Board shall be promptly publicly disclosed as required by the rules and regulations of the SEC and the NYSE.

Complaints Procedure.  The Committee shall establish procedures to (i) receive, process, retain and treat complaints received by the Company regarding accounting, internal audit controls or auditing matters and (ii) the confidential and anonymous submission by employees of concerns regarding questionable accounting or audit practices.

Related Party Transactions.  The Committee shall approve all related party transactions after a review of the transactions by the Committee for potential conflicts of interest and transaction will be considered a “related party transaction” if the transaction would be required to be disclosed in the Company’s Management’s Discussion and Analysis or any other filings with Canadian Securities Administrators or the SEC.

Use of Assets.  The Committee shall review Company policies and procedures with respect to executive officers’ expense accounts and prerequisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditors or the independent accountant.

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General Activities.  The Committee shall perform any other activities consistent with this Charter, the Company’s bylaws, the Company’s Code of Ethics and Business Conduct and governing law, as the Committee or the Board deems necessary or appropriate, including reviewing the Company’s corporate compliance activities.

8.	Reports and Assessments.

8.1.
Board Reports.  The Chairperson shall, periodically at his or her discretion, report to the Board on Committee actions and on the fulfillment of the Committee’s responsibilities under this Charter.  Such reports shall include any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditors and the performance of the Company’s internal audit function.

8.2.
Charter Assessment.  The Committee shall annually assess the adequacy of this Charter and advise the Board of its assessment and of its recommendation for any changes to the Charter.  The Committee shall, if requested by management, assist management with the preparation of a certification to be presented annually to the NYSE affirming that the Committee reviewed and reassessed the adequacy of this Charter.

8.3.
Committee Self-Assessment.  The Committee shall regularly make a self-assessment of its performance, which shall include eliciting input from management, the Board and the General Counsel on the performance of the Committee.

8.4.
Audit Committee Report.  The Committee shall prepare any Audit Committee Reports required by the rules of the Canadian Securities Administrators or the SEC to be included in the Company’s filings with such agencies.

The duties and responsibilities of a member of the Audit Committee are in addition to those duties set out for a member of the Board.  While the Committee has the responsibilities and powers set forth by this Charter, it is the responsibility of management to prepare the financials and it is the responsibility of the independent auditor to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate in accordance with GAAP.

The material in this Charter is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date this Charter is first included in the Company’s filings with the SEC and irrespective of any general incorporation language in such filings.

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